SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

for the period ended March 31, 2005

BP p.l.c.

(Translation of registrant’s name into English)

1 ST JAMES’S SQUARE, LONDON, SW1Y 4PD, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO.  333-9790) OF BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO.  333-65996), THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-110203) OF BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO.  333-83180) OF BP AUSTRALIA CAPITAL MARKETS LIMITED, BP CANADA FINANCE COMPANY, BP CAPITAL MARKETS p.l.c., BP CAPITAL MARKETS AMERICA INC.  AND BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO.  33-21868) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO.  333-9020) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO.  333-9798) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO.  333-79399) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO.  333-34968) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO.  333-67206) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO.  333-74414) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO.  333-103924) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO.  333-102583) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO.  333-103923) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-119934) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-123482) OF BP p.l.c., AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-123483) OF BP p.l.c., AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

BP p.l.c. AND SUBSIDIARIES

FORM 6-K FOR THE PERIOD ENDED MARCH 31, 2005

1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the period January-March 2005

2.	Consolidated Financial Statements including Notes to Consolidated Financial Statements for the period January-March 2005.

3.	First-time Adoption of International Financial Reporting Standards

4.	Environmental, Operating and Other Information

BP p.l.c.  AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

GROUP RESULTS JANUARY – MARCH 2005

	Three months ended March 31
	(Unaudited)
	2005	2004
	($ million)
Sales and other operating revenues	78,998	68,461

Profit for the period attributable to BP shareholders	6,602	4,912

Profit attributable to BP shareholders per ordinary share – cents	30.79	22.24
Dividends payable per ordinary share – cents	8.50	6.75

BP will adopt International Financial Reporting Standards (IFRS) for the first time in its financial statements for the year ending December 31, 2005, which will include comparative financial statements for the years ended December 31, 2004 and 2003. For all periods up to and including the year ended December 31, 2004, BP has prepared its financial statements in accordance with UK generally accepted accounting practice (UK GAAP). IFRS 1 ‘First-time Adoption of International Financial Reporting Standards’ (IFRS 1) requires that an entity develop accounting policies based on the standards and related interpretations effective at the reporting date of its first annual IFRS financial statements (that is, December 31, 2005). IFRS 1 also requires that those policies be applied as of the date of transition to IFRS (that is, January 1, 2003) and throughout all periods presented in the first IFRS financial statements. The accompanying interim financial information as of and for the three month periods ended March 31, 2005 and 2004, has been prepared in accordance with those IASB standards and IFRIC interpretations issued and effective, or issued and early-adopted, at April 26, 2005. The IASB standards and IFRIC interpretations that will be applicable at December 31, 2005, including those that will be applicable on an optional basis, are not known with certainty at the time of preparing this interim financial information. As a result, the accounting policies used to prepare these financial statements are subject to change up to the reporting date of the Company’s first IFRS financial statements.  In addition, BP has decided to early adopt IFRS 5 ‘Non-current Assets Held for Sale and Discontinued Operations’, IFRS 6 ‘Exploration for and Evaluation of Mineral Resources’, the amendment to IAS 19 ‘Amendment to international accounting standard IAS 19 Employee Benefits: Actuarial Gains and Losses, Group Plans and Disclosures’ and IFRIC 4 ‘Determining whether an Arrangement contains a Lease’.

The financial information for 2004 has been restated to reflect the following, all with effect from January 1, 2005: (a) the adoption by the Group of IFRS (see Note 3 and the heading ‘First-time Adoption of International Financial Reporting Standards’); (b) the transfer of the aromatics and acetyls operations from the former Petrochemicals segment to the Refining and Marketing segment; (c) the transfer of the olefins and derivatives operations from the former Petrochemicals segment to Other businesses and corporate; (d) the transfer of the Grangemouth and Lavéra refineries from the Refining and Marketing segment to Other businesses and corporate; (e) the transfer of the Mardi Gras pipeline from the Exploration and Production segment to the Refining and Marketing segment; and (f) the transfer of the Hobbs fractionator from the Gas, Power and Renewables segment to Other businesses and corporate. Note 4 provides further detail of the resegmentation.

TNK-BP operational and financial information has been estimated.

The first quarter trading environment was generally stronger than a year ago with higher oil and gas realizations, higher refining and chemicals margins, but with lower marketing margins. For the three months ended March 31, 2005 the Brent oil price increased $15.59 per barrel, the Henry Hub gas price was up $0.58 per mmbtu and the refining Global Indicator Margin increased $1.05 per barrel compared with a year ago.

Sales and other operating revenues for the three months ended March 31, 2005 were $79 billion compared with $69 billion for the equivalent period in 2004.  The increase in sales and other operating revenue for the first quarter reflects increases of around $19 billion from higher prices and around $1 billion from foreign exchange movements, partly offset by a net decrease of approximately $7 billion from lower sales volumes.

Profit attributable to BP shareholders for the three months ended March 31, 2005 was $6,602 million, including inventory holding gains of $1,111 million.  Profit attributable to BP shareholders for the three months ended March 31, 2004 was $4,912 million, including inventory holding gains of $648 million.  Inventory holding gains or losses represent the difference between the cost of sales calculated using the average cost of supplies incurred during the period and the cost of sales calculated using the first-in first-out method.

Profit attributable to BP shareholders for the three months ended March 31, 2005:

•                                          includes gains of $1,070 million on the sale of assets primarily from our interest in the Ormen Lange field, and is after charges for impairments of $130 million relating to fields in the UK North Sea, and fair value losses of $160 million on embedded derivatives in certain long-term gas contracts (these embedded derivatives are fair valued at each period end with the resulting gains or losses taken to the income statement) in Exploration and Production;

•                                          includes a gain of $14 million relating to the sale of marketing assets and an impairment charge of $41 million in Refining and Marketing;

•                                          includes a gain of $63 million on the disposal of BP’s interest in Interconnector UK Ltd and net fair value gains on embedded derivatives of $42 million in Gas, Power and Renewables;

•                                          and is after a charge of $43 million in respect of the separation of the olefins and derivatives businesses and an asset impairment of $23 million, also related to the olefins and derivatives businesses, in Other businesses and corporate.

Profit attributable to BP shareholders for the three months ended March 31, 2004:

•                                          includes gains on sales of assets of $211 million and is after an impairment charge of $186 million related to our interests in Desarollo Zuli Occidental (DZO) and Boqueron in Venezuela in Exploration and Production;

•                                          is after a loss of $160 million on the sale of assets, principally the disposal of BP’s interests in the Singapore Refining Company Private Limited (SRC) in Refining and Marketing;

•                                          and includes gains on disposal of $1,257 million primarily from our interests in PetroChina and Sinopec in Other businesses and corporate.

Interest payable for the three months ended March 31, 2005 was $172 million compared with $98 million in the same period of 2004.  The increase for the three months ended March 31, 2005 primarily reflects higher interest rates and costs associated with the early redemption of finance leases, partially offset by an increase in capitalized interest.  Other finance expense for the three months ended March 31, 2005 was $29 million compared with $76 million in the same period of 2004.  The decrease in the period primarily reflects a reduction in net pension finance costs.

Net taxation, other than production taxes, charged for the three months ended March 31, 2005 was $2,612 million compared with $1,919 million in the equivalent period last year.  The effective tax rate was 28% for both the three months ended March 31, 2005 and for the equivalent period of 2004.

The primary additional factors contributing to the increase in profit for the three months ended March 31, 2005 compared with the three months ended March 31, 2004 are higher liquids and gas realizations, higher refining margins, higher olefins and derivatives margins, a higher contribution from the natural gas liquids business and the impact of higher oil and gas production volumes.  These increases were partially offset by higher revenue investment and higher costs.

Capital expenditure and acquisitions in the first quarter of 2005 was $2.8 billion compared with $4.4 billion for the first quarter of 2004. The first quarter of 2004 includes a $1.35 billion payment relating to the contribution of TNK’s interest in Slavneft to TNK-BP.  There were no acquisitions in the first quarter of 2005.  Disposal proceeds in the first quarter of 2005 were $1.3 billion and in the first quarter of 2004 were $2.8 billion.

Net cash provided by operating activities for the three months ended March 31, 2005 was $9.4 billion, compared with $7.0 billion for the equivalent period of 2004, reflecting higher profit before taxation and a lower working capital requirement, partially offset by higher income taxes paid.  Net cash used in investing activities was $1.6 billion in the three months ended March 31, 2005 compared with $1.8 billion in the equivalent quarter of 2004, reflecting lower net investment in jointly controlled entities and associates, partially offset by lower proceeds from disposal of businesses and fixed assets.  Dividends paid were higher in the three months ended March 31, 2005 compared with the equivalent period in 2004.

Net debt at March 31, 2005 was $18.0 billion compared with $21.7 billion at December 31, 2004.  The ratio of net debt to net debt plus equity was 18% at March 31, 2005 compared with 22% at December 31, 2004. This ratio shows the proportion of debt and equity used to finance our operations, and can also be used to measure borrowing capacity.  In addition to reported debt, BP uses conventional off balance sheet sources of finance such as operating leases and joint venture and associate borrowings.

The Group has access to other sources of liquidity in the form of committed facilities and other funding through the capital markets.  BP believes that, taking into account the substantial amounts of undrawn borrowing facilities available, the Group has sufficient working capital for foreseeable requirements.

In the normal course of business the Group has entered into certain long-term purchase commitments principally relating to take or pay contracts for the purchase of natural gas, crude oil and chemicals feedstocks and throughput arrangements for pipelines.  The Group expects to fulfil its obligations under these arrangements with no adverse consequences to the Group’s results of operations or financial condition.

On April 26, 2005 BP announced a quarterly dividend of 8.50 cents per ordinary share to be paid in June.  Holders of ordinary shares received 4.450 pence per share and holders of American Depositary Receipts (ADRs) $0.51 per ADS.  The dividend was paid on June 6, 2005 to shareholders on the register on May 13, 2005.  Participants in the Dividend Reinvestment Plan (DRIP) or the DRIP facility in the US Direct Access Plan received the dividend in the form of shares, also on June 6, 2005.  During the first quarter of 2005, the Company repurchased 193.1 million of its own shares, at a cost of $2.0 billion.  Of these, 77 million shares were cancelled and the remainder are held in treasury.

DETAILED REVIEW OF BUSINESSES

EXPLORATION AND PRODUCTION

		Three months ended March 31
		(Unaudited)
		2005	2004

Sales and other operating revenues	- $m	10,186	8,186

Profit before interest and tax (a)	- $m	6,491	4,250
Results include:
Exploration expense	- $m	160	136
Of which: Exploration expenditure written off	- $m	84	67

Key Statistics:
Crude oil
- Average prices realized by BP	- $/bbl	43.37	31.30
- Production for subsidiaries	- mb/d	1,313	1,367
- Production for equity-accounted entities	- mb/d	1,092	974
Natural gas liquids
- Average prices realized by BP	- $/bbl	28.14	23.14
- Production for subsidiaries	- mb/d	184	187
- Production for equity-accounted entities	- mb/d	4	4
Total liquids (b)
- Average prices realized by BP	- $/bbl	41.74	30.48
- Production for subsidiaries	- mb/d	1,497	1,555
- Production for equity-accounted entities	- mb/d	1,096	978
Natural gas
- Average prices realized by BP	- $/mcf	4.26	3.79
- Production for subsidiaries	- mmcf/d	7,826	7,816
- Production for equity-accounted entities	- mmcf/d	919	784
Total hydrocarbons (c)
- Average prices realized by BP	- $/boe	33.60	26.48
- Production for subsidiaries	- mboe/d	2,846	2,902
- Production for equity-accounted entities	- mboe/d	1,255	1,113
Brent oil price	- $/bbl	47.62	32.03
West Texas Intermediate oil price	- $/bbl	49.88	35.30
Alaska North Slope US West Coast oil price	- $/bbl	45.07	34.22
Henry Hub gas price (d)	- $/mmbtu	6.27	5.69
UK Gas – National Balancing Point	- p/therm	37.96	24.59

(a)               Includes profit after interest and tax of equity-accounted entities.

(b)              Crude oil and natural gas liquids.

(c)               Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.

(d)              Henry Hub First of the Month Index.

Sales and other operating revenues for the three months ended March 31, 2005 were $10 billion, compared with $8 billion in the corresponding period in 2004, primarily reflecting an increase of around $2 billion related to higher liquids and gas realizations.

Profit before interest and tax for the three months ended March 31, 2005 was $6,491 million, including inventory holding gains of $5 million and gains of $1,070 million on the sales of assets primarily from our interest in the Ormen Lange field, and is after charges for impairments of $130 million relating to fields in the UK North Sea, and fair value losses of $160 million on embedded derivatives in certain long-term gas contracts where the contract price is tied to oil and electricity prices rather than indexed to the gas price. These embedded derivatives are fair valued at each period end with the resulting gains or losses taken to the income statement. Profit before interest and tax for the three months ended March 31, 2004 was $4,250 million, including inventory holding gains of $8 million and gains on sales of assets of $211 million, and is after an impairment charge of $186 million related to our interests in Desarrollo Zuli Occidental (DZO) and Boqueron in Venezuela.

In addition to the factors above, the primary reasons for the increase in profit before interest and tax for the three months ended March 31, 2005 compared with the three months ended March 31, 2004 are higher realizations in both liquids and gas contributing around $1,950 million combined with an increase of around $50 million due to higher volumes, partly offset by the impact of planned higher revenue investment and costs of around $450 million.

Production for the quarter was 2,846 mboe/d for subsidiaries and 1,255 mboe/d for equity-accounted entities compared with 2,902 mboe/d and 1,113 mboe/d respectively, a year ago. For subsidiaries, this reflects decline in our Existing Profit Centres, partially offset by the continuing ramp-up of production in the New Profit Centres and for equity-accounted entities this primarily reflects increased volumes from TNK-BP.

In the deepwater Gulf of Mexico, efforts continue in response to the Thunder Horse platform incident.  The facility is now stable and trim; freeboard and displacement are normal.  Work continues to determine the cause.  We will not begin production, originally scheduled for end-2005, until any damage has been identified and repaired.  Elsewhere, projects in the New Profit Centres remain on track. In the Gulf of Mexico, the Mad Dog project achieved first production in January 2005.  In Azerbaijan, the Azeri project achieved first production in February, and construction on the BTC pipeline remains on track.

In the Existing Profit Centres, the Clair project in the UK North Sea commenced production in February 2005.  In addition, we sanctioned investment in the Saqqara gas field in Egypt and received approval from the Indonesian government for the Tangguh gas project.

We had exploration success in Angola with the ‘Palas-1’ and ‘Ceres-1’ oil discoveries in ultra-deepwater Block 31. These are the fifth and sixth successful discoveries that BP has drilled in Block 31. We have also been awarded three blocks in Algeria’s sixth international licensing round.

REFINING AND MARKETING

		Three months ended March 31
		(Unaudited)
		2005	2004

Sales and other operating revenues	- $m	49,869	44,096

Profit before interest and tax (a)	- $m	2,363	1,473
Total refined product sales	- mb/d	6,126	6,486
Refinery throughputs (b)	- mb/d	2,510	2,572
Refining availability (c)	-%	95.2	95.1
Global Indicator Refining Margin (d)	- $/bbl	5.94	4.89

(a)               Includes profit after interest and tax of equity-accounted entities.

(b)              Refinery throughputs exclude the Grangemouth and Lavéra refineries which were transferred to Other businesses and corporate effective January 1, 2005.

(c)               Refining availability in the period is the weighted average percentage that refinery units are available for processing, after accounting for downtime such as planned maintenance.

(d)              The Global Indicator Refining Margin (GIM) is the average of six regional indicator margins weighted for BP’s crude refining capacity in each region.  Each regional indicator margin is based on a single representative crude with product yields characteristic of the typical level of upgrading complexity.  The regional indicator margin may not be representative of the margins achieved by BP in any period because of BP’s particular refinery configurations and crude and product slate.  The GIM data shown above excludes the Grangemouth and Lavéra refineries.

Sales and other operating revenues for the three months ended March 31, 2005 were $50 billion compared with $44 billion for the same period in the prior year.  The increase in sales and other operating revenues in the first quarter of 2005 compared with 2004 was due principally to higher prices contributing approximately $13 billion and foreign exchange movements contributing approximately $1 billion, offset by lower sales volumes of around $8 billion.

Profit before interest and tax for the three months ended March 31, 2005 was $2,363 million, including inventory holding gains of $942 million and a gain of $14 million relating to the sale of marketing assets, and is after an impairment charge of $41 million. Profit before interest and tax for the three months ended March 31, 2004 was $1,473 million, including inventory holding gains of $553 million and is after a loss of $160 million on the sale of assets, principally the disposal of BP’s interests in the Singapore Refining Company Private Limited (SRC).

In addition to the factors above, the primary reasons for the increase in profit before interest and tax for the three months ended March 31, 2005 compared with the three months ended March 31, 2004 are improved refining margins contributing approximately $600 million, offset partially by lower retail marketing margins of around $250 million. Improved refining margins were supported by strong product demand, together with the continuing weakness in the relative price of extra-heavy sour crudes. Retail marketing margins in the first quarter of 2005 were significantly lower than those of a year ago, reflecting sustained pressure from rising crude and product prices.

Refining throughputs for the quarter were 2,510 mb/d, some 62 mb/d lower than in the first quarter of 2004, due principally to the disposal of BP’s interests in the SRC and the closure of refining operations at the ATAS Refinery in Mersin, south eastern Turkey, in 2004. Refining availability was 95.2%, in line with that of the first quarter of 2004. Marketing sales were 3,930 mb/d, slightly below those of a year ago.

The Texas City Refinery in Texas, USA, experienced a tragic explosion on March 23, 2005 at the Isomerization unit. The financial impact in the first quarter was minimal.  In the second quarter of 2005, the results include a charge of $700 million in respect of all fatality and personal injury compensation claims associated with the incident.

On August 17, 2005 BP announced that it is to appoint an independent panel to review the safety management systems and corporate safety culture of BP Products North America, the subsidiary responsible for its US refining operations, responding to an urgent recommendation made by the US Chemical Safety and Hazard Investigation Board (CSB) on August 17, 2005 in the wake of recent chemical accidents at BP’s south Texas facilities. CSB, an independent US federal agency charged with investigating industrial chemical accidents, is investigating the March 23 explosion at the Texas City refinery.  BP continues to cooperate with the CSB, the US Occupational Safety and Health Administration, the US Environmental Protection Agency and the Texas Commission on Environmental Quality in connection with this matter.

During the three months ended March 31, 2005, BP and the South Coast Air Quality Management District of California agreed to the settlement of two outstanding lawsuits regarding the Carson Refinery. The quarter’s result includes a charge of $35 million in respect of this settlement, including local community programmes relating to air quality and its impacts.

Also during the three months ended March 31, 2005, BP and Sinopec Corporation of China signed a joint venture contract to build a world–scale acetic acid plant in Nanjing, in east China’s Jiangsu province. The 500,000 tonnes-a-year operation is planned to come on stream in the second half of 2007.

GAS, POWER AND RENEWABLES

		Three months ended March 31
		(Unaudited)
		2005	2004

Sales and other operating revenues	- $m	23,667	20,975

Profit before interest and tax (a)	- $m	418	191

(a)               Includes profit after interest and tax of equity-accounted entities.

Sales and other operating revenues for the three months ended March 31, 2005 were $24 billion compared with $21 billion for the same period in 2004.  The increase for the quarter reflects an increase of around $2 billion due to higher prices and an increase of around $1 billion due to higher volumes.

Profit before interest and tax for the three months ended March 31, 2005 was $418 million, including inventory holding gains of $14 million, a gain of $63 million on the disposal of BP’s interest in Interconnector UK Ltd. and net fair value gains on embedded derivatives of $42 million. Profit before interest and tax for the three months ended March 31, 2004 was $191 million after inventory holding losses of $10 million.

In addition to the factors above, higher profit before interest and tax in the three months ended March 31, 2005 compared with the equivalent period in 2004 is primarily due to a higher result in the natural gas liquids business contributing around $88 million.

OTHER BUSINESSES AND CORPORATE

		Three months ended March 31
		(Unaudited)
		2005	2004

Sales and other operating revenues	- $m	5,515	3,819

Profit before interest and tax (a)	- $m	357	1,191

(a)               Includes profit after interest and tax of equity-accounted entities.

Other businesses and corporate comprises olefins and derivatives, Finance, the Group’s aluminium asset, interest income and costs related to corporate activities. The Group’s interests in PetroChina and Sinopec were divested in early 2004.

Profit before interest and tax for the three months ended March 31, 2005 was $357 million, including inventory holding gains of $150 million and is after a charge of $43 million in respect of the separation of the olefins and derivatives businesses and an asset impairment of $23 million, also related to the olefins and derivatives businesses. The olefins and derivatives result showed a marked increase over a year ago due to higher margins.

Profit for the three months ended March 31, 2004 was $1,191 million, including inventory holding gains of $97 million and gains on disposal of $1,257 million primarily from our interests in PetroChina and Sinopec.

On August 10, 2005, Innovene’s Chocolate Bayou plant near Alvin, Texas, US, experienced a fire in the plant’s #2 Olefins unit.  No personnel were injured as a direct result of the incident.  One employee emergency responder was taken to hospital for treatment but has since been released.

The fire resulted in the loss of production from the #2 Olefins unit.  The unit produces ethylene, propylene and hydrogen.  An investigation has been opened, but the cause of the incident is not known at this time.

FORWARD-LOOKING STATEMENTS

In order to utilize the ‘Safe Harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995, BP is providing the following cautionary statement.  The foregoing discussion, in particular, although not limited to, the statements under ‘Group Results’ and ‘Exploration and Production’, with regard to BP’s capital expenditure costs, demand, growth and other trend projections, future performance margins, prices, production, working capital and fulfillment of contract obligations are all forward-looking in nature.  Forward-looking statements are also identified by such phrases as ‘will’, ‘expects’, ‘is expected to’, ‘should’, ‘may’, ‘is likely to’, ‘intends’, ‘plans’, ‘appears’ and ‘believes’.  By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will or may occur in the future and are outside the control of BP.  Actual results may differ materially from those expressed in such statements, depending on a variety of factors, including the specific factors identified in the discussions accompanying such forward-looking statements; future levels of industry product supply, demand and pricing; the timing of bringing new fields onstream; exchange rate fluctuations; operational problems; general economic conditions, including inflationary pressure, political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; development and use of new technology; successful partnering; the actions of competitors; the actions of competitors and third party suppliers of facilities and services; natural disasters and prolonged adverse weather conditions; changes in public expectations and other changes to business conditions; wars and acts of terrorism or sabotage; and other factors discussed elsewhere in this report.  These and other factors may cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.  Additional information, including information on factors which may affect BP’s business, is contained in BP’s Annual Report and Accounts for 2004 and the Annual Report on Form 20-F for 2004 filed with the US Securities and Exchange Commission.

DIVIDENDS PAYABLE

On April 26, 2005, BP p.l.c. announced a dividend of 8.50 cents per ordinary share of 25 cents (ordinary shares) to be paid in June, representing $0.51 per American Depositary Share (ADS).  The record date for qualifying US resident holders of American Depositary Shares as well as holders of ordinary shares was May 13, 2005, and payment was made on June 6, 2005.

A dividend reinvestment facility is available for holders of ADSs through JPMorgan Chase Bank.  Participants in the dividend reinvestment facility included in the US Direct Access Plan received the dividend in the form of shares on June 6, 2005.

BP p.l.c. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME

	Three months ended March 31
	(Unaudited)
	2005	2004
	($ million, except per share amounts)

Sales and other operating revenues (Note 5)	78,998	68,461
Earnings from jointly controlled entities – after interest and tax (Note 17)	486	312
Earnings from associates – after interest and tax (Note 17)	114	107
Interest and other revenues	212	89
Total revenues	79,810	68,969
Gain on sale of businesses and fixed assets	1,198	1,549
Total revenues and other income	81,008	70,518
Purchases	59,205	52,487
Production and manufacturing expenses	5,430	4,855
Production and similar taxes (Note 6)	649	525
Depreciation, depletion and amortization	2,288	2,163
Impairment and losses on sale of businesses and fixed assets	246	426
Exploration expense (Note 6)	160	136
Distribution and administration expenses	3,432	2,887
Fair value (gain) loss on embedded derivatives	122	—
Profit before interest and taxation	9,476	7,039
Interest payable (Note 7)	172	98
Other finance expense (Note 8)	29	76
Profit before taxation	9,275	6,865
Taxation	2,612	1,919
Profit for the period (a)	6,663	4,946
Attributable to:
BP shareholders	6,602	4,912
Minority interest	61	34
	6,663	4,946
Earnings per share – cents (a) (Note 13)
Profit attributable to BP shareholders
Basic	30.79	22.24
Diluted	30.36	21.77
Earnings per American Depositary share – cents (a)
Profit attributable to BP shareholders
Basic	184.74	133.44
Diluted	182.16	130.62

(a)               A summary of the material adjustments to profit for the period which would be required if generally accepted accounting principles in the United States had been applied instead of International Financial Reporting Standards is given in Note 15.

BP p.l.c. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

	March 31, 2005	December 31, 2004
	(Unaudited)	(Unaudited)
	($ million)
Noncurrent assets
Property, plant and equipment	92,110	93,092
Goodwill	10,754	10,857
Other intangible assets	4,232	4,205
Investments in jointly controlled entities	14,519	14,556
Investments in associates	5,710	5,486
Other investments	810	467
Fixed assets	128,135	128,663
Loans and other receivables	4,519	2,419
Defined benefit pension plan surplus	2,128	2,105
	134,782	133,187
Current assets
Inventories	16,562	15,645
Trade and other receivables	44,414	44,282
Current tax receivable	130	157
Cash and cash equivalents	1,521	1,359
	62,627	61,443
Total assets	197,409	194,630
Current liabilities
Trade and other payables	49,658	48,096
Finance debt	7,352	10,184
Current tax payable	5,293	4,131
Provisions	842	715
	63,145	63,126
Noncurrent liabilities
Other payables	6,605	4,438
Finance debt	12,212	12,907
Deferred tax liabilities	16,722	16,701
Provisions	8,703	8,884
Defined benefit pension plan and other postretirement benefit plan deficits	10,111	10,339
	54,353	53,269
Total liabilities	117,498	116,395
Net assets	79,911	78,235

Equity
Capital shares
Preference	21	21
Ordinary	5,342	5,382
Paid-in surplus	6,584	6,366
Merger reserve	27,178	27,162
Other reserves	28	44
Shares held by ESOP trusts	(148)	(82)
Revaluation of available-for-sale investments	189	—
Cash flow hedges	(185)	—
Exchange differences on translation of foreign operations	4,919	5,616
Treasury shares	(1,269)	—
Share-based payments	473	434
Retained earnings	35,673	31,949
BP shareholders’ equity (a)	78,805	76,892
Minority interest	1,106	1,343
Total equity	79,911	78,235

(a)          A summary of the material adjustments to BP shareholders’ equity which would be required if generally accepted accounting principles in the United States had been applied instead of International Financial Reporting Standards is given in Note 15.

BP p.l.c. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

		Three months ended March 31
		(Unaudited)
		2005	2004
		($ million)
	Operating activities
	Profit before taxation	9,275	6,865
	Adjustments to reconcile profits before tax to net cash provided by operating activities:
	Exploration expenditure written off	84	67
	Depreciation, depletion and amortization	2,288	2,163
	Impairment and (gain) loss on sale of businesses and fixed assets	(952)	(1,123)
	Earnings from jointly controlled entities and associates	(600)	(419)
	Dividends received from jointly controlled entities and associates	355	209
	Interest receivable	(65)	(55)
	Interest received	35	44
	Interest payable	172	98
	Interest paid	(332)	(165)
	Other finance expense	29	76
	Share-based payments	77	58
	Net operating charge for pensions and other postretirement benefits, less contributions	(10)	(23)
	Net charge for provisions, less payments	(65)	(110)
	(Increase) decrease in inventories	(960)	254
	(Increase) decrease in trade and other receivables	(1,573)	(1,481)
	Increase (decrease) in trade and other payables	2,749	1,130
	Income taxes paid	(1,133)	(580)
	Net cash provided by operating activities	9,374	7,008
	Investing activities
	Capital expenditure	(2,825)	(2,795)
	Acquisitions, net of cash acquired	—	—
	Net investment in jointly controlled entities	(15)	(1,379)
	Net investment in associates	(99)	(433)
	Proceeds from disposal of businesses and fixed assets	1,327	2,836
	Proceeds from loan repayments	32	3
	Net cash used in investing activities	(1,580)	(1,768)
	Financing activities
	Net issue (repurchase) of shares	(1,933)	(1,138)
	Proceeds from long-term financing	811	628
	Repayments of long-term financing	(2,192)	(836)
	Net (decrease) increase in short-term debt	(2,166)	(2,228)
Dividends paid	- BP shareholders	(1,823)	(1,492)
	- Minority interest	(320)	(2)
	Net cash used in financing activities	(7,623)	(5,068)
	Currency translation differences relating to cash and cash equivalents	(9)	3
	(Decrease) increase in cash and cash equivalents	162	175
	Cash and cash equivalents at beginning of period	1,359	2,056
	Cash and cash equivalents at end of period	1,521	2,231

BP p.l.c. AND SUBSIDIARIES

STATEMENT OF RECOGNIZED INCOME AND EXPENSES

	Three months ended March 31
	(Unaudited)
	2005	2004
	($ million)
Exchange differences on translation of foreign operations	(752)	242
Exchange gain on translation of foreign operations transferred to gain or loss on sale of businesses and fixed assets	—	(78)
Available-for-sale investments	(41)	—
Cash flow hedges	(67)	—
Taxation	56	(55)
Net income recognized directly in equity	(804)	109
Profit for the period	6,663	4,946
Total recognized income and expense for the period	5,859	5,055
Attributable to:
BP shareholders	5,798	5,021
Minority interest	61	34
	5,859	5,055

BP p.l.c. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Significant accounting policies

Basis of preparation

The consolidated financial statements have been prepared on a historical cost basis, except for inventory held for trading purposes and certain derivative financial instruments that have been measured at fair value.

Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and entities controlled by the Company (its subsidiaries) as at December 31, each year.  Control is achieved where the Company has the power to govern the financial and operating policies of an investee so as to obtain benefits from its activities. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group.  The financial statements of subsidiaries are prepared for the same reporting year as the parent company, using consistent accounting policies.

All intercompany balances and transactions, including unrealized profits arising from intra-group transactions, have been eliminated in full.  Unrealized losses are eliminated unless costs cannot be recovered.

Investments in associates

An associate is an entity over which the Group is in a position to exercise significant influence, but not control or joint control, through participation in the financial and operating policy decisions of the investee.

The results and the assets and liabilities of associates are incorporated in these financial statements using the equity method of accounting. Investments in associates are carried in the balance sheet at cost plus post-acquisition changes in the Group’s share of net assets of the associate, less any impairment in value of individual investments.  The income statement reflects the Group’s share of the results of operations after tax of the associate.  Where there has been a change recognized directly in the associate’s equity, the Group recognizes its share of any changes and discloses this, when applicable, in the statement of changes in equity.

Financial statements of associates have been prepared for the same reporting period as the Group. Where necessary, adjustments are made to the financial statements of associates to bring the accounting policies used into line with those used by the Group.

Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

Investments in joint ventures

A jointly controlled entity is a joint venture which involves the establishment of an entity to engage in economic activity which the Group jointly controls with its fellow venturers. Joint control requires that there be a contractual agreement between the venturers sharing control over the entity; and which, among other things, requires the unanimous consent of venturers to all strategic financial and operating decisions.

The results and the assets and liabilities of jointly controlled entities are incorporated in these financial statements using the equity method of accounting. Investments in jointly controlled entities are carried in the balance sheet at cost plus post-acquisition changes in the Group’s share of net assets of the jointly controlled entity, less any impairment in value of individual investments.  The income statement reflects the Group’s share of the results of operations after tax of the jointly controlled entity.  Where there has been a change recognized directly in the jointly controlled entity’s equity, the Group recognizes its share of any changes and discloses this, when applicable, in the statement of changes in equity.

Financial statements of jointly controlled entities have been prepared for the same reporting period as the Group. Where necessary, adjustments are made to the financial statements of jointly controlled entities to bring the accounting policies used into line with those used by the Group.

Unrealized gains on transactions between the Group and its jointly controlled entities are eliminated to the extent of the Group’s interest in the jointly controlled entities. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

Certain of the Group’s activities, particularly in the Exploration and Production segment, are conducted through joint ventures where the venturers have a direct ownership interest in, and jointly control the assets of the venture. The results, assets and liabilities of these jointly controlled assets are included in the consolidated financial statements in proportion to the Group’s interest.

Foreign currency translation

In individual companies, transactions in foreign currencies are recorded in the functional currency at the rate of exchange ruling at the date of the transaction.   Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the rate of exchange ruling at the balance sheet date. Any resulting exchange differences are included in the income statement. Nonmonetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated into the functional currency using the rate of exchange at the date of the initial transaction. Nonmonetary assets and liabilities measured at fair value in a foreign currency are translated into the functional currency using the rate of exchange at the date the fair value was determined.

The assets and liabilities of non-US dollar functional currency subsidiaries, associates and jointly controlled entities, including related goodwill, are translated into US dollars at the rate of exchange ruling at the balance sheet date. The results and cash flows of non-US dollar functional currency subsidiaries, associates and jointly controlled entities are translated into US dollars using average rates of exchange. Exchange adjustments arising when the opening net assets and the profits for the period retained by non-US dollar functional currency subsidiaries, associates and jointly controlled entities are translated into US dollars are taken to a separate component of equity and reported in the statement of recognized income and expenses. On disposal of a foreign operation, the deferred cumulative amount recognized in equity relating to that particular foreign operation is recognized in the income statement. Exchange gains and losses arising on long-term foreign currency borrowings used to finance the Group’s foreign currency investments are also taken to equity.

Business combinations and goodwill

Business combinations are accounted for using the purchase method of accounting. The cost of an acquisition is measured as the cash paid, and the fair value of other assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. The acquired identifiable assets, liabilities and contingent liabilities are measured at their fair values at the date of acquisition. Any excess of the cost of acquisition over the net fair value of the identifiable assets acquired is recognized as goodwill. Any deficiency of the cost of acquisition below the fair values of the identifiable net assets acquired (i.e. discount on acquisition) is credited to the income statement in the period of acquisition. Where the Group does not acquire 100% ownership of the acquired company, the interest of minority shareholders is stated at the minority’s proportion of the fair values of the assets and liabilities recognized. Subsequently, any losses applicable to the minority interest in excess of the minority interest are allocated against the interests of the parent.

Goodwill may also arise upon investments in associates and jointly controlled entities, being the surplus of the cost of investment over the Group’s share of the net fair value of the identifiable assets. Such goodwill is recorded within investments in associates and jointly controlled entities, and any impairment of the goodwill is included within the income from associates and jointly controlled entities.

Goodwill on acquisition is initially measured at cost being the excess of the cost of the business combination over the acquirer’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities.  Following initial recognition, goodwill is measured at cost less any accumulated impairment losses.  Goodwill is reviewed for impairment, annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

As at the acquisition date, any goodwill acquired is allocated to each of the cash-generating units expected to benefit from the combination’s synergies. For this purpose cash-generating units are set at one level below business segment.  Impairment is determined by assessing the recoverable amount of the cash-generating unit, to which the goodwill relates.  Where the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognized.  Where goodwill forms part of a cash-generating unit and part of the operations within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation.   Goodwill disposed of in this circumstance is measured on the basis of the relative values of the operation disposed of and the portion of the cash-generating unit retained.

Noncurrent assets held for sale

Noncurrent assets and disposal groups classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell.

Noncurrent assets and disposal groups are classified as held for sale if their carrying amounts will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset or disposal group is available for immediate sale in its present condition. Management must be committed to the sale which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

Noncurrent assets and disposal groups once classified as held for sale are not depreciated.

Property, plant and equipment

Property, plant and equipment is stated at cost less accumulated depreciation and accumulated impairment losses.

The initial cost of an asset comprises its purchase price or construction cost, any costs directly attributable to bringing the asset into operation and the initial estimate of any decommissioning obligation. The purchase price or construction cost is the aggregate amount paid and the fair value of any other consideration given to acquire the asset. The capitalized value of a finance lease is also included within property, plant and equipment.

Oil and natural gas properties are depreciated using a unit-of-production method. The cost of producing wells is amortized over proved developed reserves. Licence acquisition, decommissioning and field development costs are amortized over total proved reserves. The field development costs subject to amortization are expenditures incurred to date together with sanctioned future development expenditure.

Other property, plant and equipment is depreciated on the straight-line method over its estimated useful life.

The estimated useful lives of property, plant and equipment are reviewed on an annual basis and, if necessary, changes in useful lives are accounted for prospectively.

Property, plant and equipment is assessed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset group may not be recoverable. Individual assets are grouped for impairment assessment purposes at the lowest level at which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets.  If an indication of impairment exists, and where the carrying value of the asset group exceeds the estimated recoverable amount, the asset group is written down to the recoverable amount. The recoverable amount is the greater of net selling price and value in use. In assessing value in use, the estimated future cash flows are adjusted for risks specific to the asset, and are discounted to their present value using a pre-tax discount rate of 9%. Impairment losses are recognized as a separate item in the income statement.

Expenditure on major maintenance refits or repairs comprises the cost of replacement assets or parts of assets, inspection costs and overhaul costs.  Where an asset or part of an asset, which was separately depreciated and is now written off, is replaced and it is probable that future economic benefits associated with the item will flow to the Group, the expenditure is capitalized.  Inspection costs associated with major maintenance programmes are capitalized and amortized over the period to the next inspection.  Overhaul costs for major maintenance programmes are expensed as incurred.  All other maintenance costs are expensed as incurred.

Exchanges of assets are measured at the fair value of the asset given up unless the exchange transaction lacks commercial substance or the fair value of neither the asset received nor the asset given up is reliably measurable.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the income statement in the period the item is derecognized.

Oil and natural gas exploration and development expenditure

Oil and natural gas exploration and development expenditure is accounted for using the successful efforts method of accounting.

Licence and property acquisition costs.  Exploration and property leasehold acquisition costs are capitalized within intangible fixed assets and amortized on a straight-line basis over the estimated period of exploration. Each property is reviewed on an annual basis to confirm that drilling activity is planned and it is not impaired. If no future activity is planned the remaining balance of the licence and property acquisition costs is written off. Upon determination of economically recoverable reserves (‘proved reserves’ or ‘commercial reserves’), amortization ceases and the remaining costs are aggregated with exploration expenditure and held on a field-by-field basis as proved properties awaiting approval within other intangible assets. When development is approved internally, the relevant expenditure is transferred to property, plant and equipment.

Exploration expenditure.  Geological and geophysical exploration costs are charged against income as incurred. Costs directly associated with an exploration well are capitalized as an intangible asset until the drilling of the well is complete and the results have been evaluated. These costs include employee remuneration, materials and fuel used, rig costs, delay rentals and payments made to contractors. If hydrocarbons are not found, the exploration expenditure is written off as a dry hole. If hydrocarbons are found, and, subject to further appraisal activity which may include the drilling of further wells (exploration or exploratory-type stratigraphic test wells), are likely to be capable of commercial development, the costs continue to be carried as an asset. All such carried costs are subject to technical, commercial and management review at least once a year to confirm the continued intent to develop or otherwise extract value from the discovery. When this is no longer the case, the costs are written off. When proved reserves of oil and natural gas are determined and development is sanctioned, the relevant expenditure is transferred to property, plant and equipment.

Development expenditure.  Expenditure on the construction, installation or completion of infrastructure facilities such as platforms, pipelines and the drilling of development wells, including unsuccessful development or delineation wells, is capitalized within property, plant and equipment.

Intangible assets

Intangible assets are stated at cost less accumulated amortization and accumulated impairment losses.

Computer software, patents, licences, trademarks and other intangible assets are initially recorded at cost. Where these assets have been acquired through a business combination, this will be the fair value allocated in the acquisition accounting. Where these have been acquired other than through a business combination, the initial cost is the aggregate amount paid and the fair value of any other consideration given to acquire the asset.

Intangible assets are amortized over their useful lives on a straight-line basis. Estimated useful life is the lower of legal duration and economic useful life.

The estimated useful life of the assets is reviewed on an annual basis and, if necessary, changes in useful lives are accounted for prospectively.

As with property, plant and equipment, intangible assets are assessed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Impairment losses for intangible assets are measured on a similar basis to impairment losses for property, plant and equipment.

Research and development costs

Research costs are expensed as incurred.

Development costs are capitalized as intangible assets when a project has obtained internal sanction and the future recoverability of such costs can reasonably be regarded as assured.  Such intangible assets are reviewed for impairment at each balance sheet date before being brought into use and once brought into use are amortized on a straight-line basis over the period of the expected benefit.  The asset is carried at cost less any accumulated amortization and accumulated impairment losses.

Investments

All investments are initially recognized at fair value, plus in the case of a financial asset not at-fair-value-through-profit-or-loss acquisition charges associated with the investment.

After initial recognition, investments which are classified as at-fair-value-through-profit-or-loss and available-for-sale, are measured at fair value.  Gains or losses on investments classified as at-fair-value-through-profit-or-loss are recognized in income.  Gains or losses on available-for-sale investments are recognized as a separate component of equity until the investment is sold, collected or otherwise disposed of, or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in the income statement.

For investments that are actively traded in organized financial markets, fair value is determined by reference to Stock Exchange quoted market bid prices at the close of business on the balance sheet date.  For investments where there is no quoted market price, fair value is determined, where possible, by reference to the current market value of another instrument which is substantially the same or otherwise held at cost.

All regular way purchases and sales of financial assets are recognized on the trade date i.e. the date that the Group commits to purchase or sell an asset.  Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame generally established by regulation or convention in the marketplace.

Inventories

Inventories, other than inventory held for trading purposes, are stated at the lower of cost and net realizable value. Cost is determined by the first-in first-out method and comprises direct purchase costs, cost of production, transportation and manufacturing expenses.

Inventories held for trading purposes are stated at net realizable value and any changes in net realizable value are recognized in the income statement rather than the statement of recognized income and expenses.

Supplies are valued at cost to the Group mainly using the average method or net realizable value, whichever is the lower.

Trade receivables

Trade receivables are carried at the original invoice amount less allowances made for doubtful receivables. An allowance is recorded for the difference between the carrying amount and the estimated recoverable amount.

Cash and cash equivalents

Cash and cash equivalents comprise cash in hand and current balances with banks and similar institutions, which are readily convertible to known amounts of cash and which are subject to insignificant risk of changes in value and have a maturity of three months or less from the date of acquisition.

For the purpose of the consolidated cash flow statement, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.

Interest-bearing loans and borrowings

All loans and borrowings are initially recognized at cost, being the fair value of the proceeds received net of issue costs associated with the borrowing.

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the effective interest method.  Amortized cost is calculated by taking into account any issue costs, and any discount or premium on settlement.

Leases

Finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments.  Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability.  Finance charges are charged directly against income.

Capitalized leased assets are depreciated over the shorter of the estimated useful life of the asset or the lease term.

Operating lease payments are recognized as an expense in the income statement on a straight-line basis over the lease term.

Derivative financial instruments

The Group uses derivative financial instruments (derivatives) to manage certain exposures to fluctuations in foreign currency exchange rates and interest rates, and to manage some of its margin exposure from changes in oil, natural gas and power prices. Derivatives are also traded in conjunction with these risk management activities.

The purpose for which a derivative is used is identified at inception. To qualify for hedge accounting, the contract must be in accordance with established guidelines which require that the hedging relationship is documented, ensure that it is highly effective in achieving its objective, and require that its effectiveness can be reliably measured throughout its duration/term. The Group also has derivatives which are not designated as hedges and derivatives that are held for trading purposes. All derivatives are stated at fair value.

The fair values of all derivatives are remeasured at each period end. Recognition of the gain or loss that results from recording and adjusting a derivative to fair value depends on the purpose for issuing or holding the derivative. For derivatives that do not qualify for hedge accounting, any gains or losses arising from changes in fair value are taken directly to profit or loss for the period.

For the purpose of hedge accounting, hedges are classified as either fair value hedges when they hedge the exposure to changes in the fair value of a recognized asset or liability; or cash flow hedges where they hedge exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized asset or liability or a forecast transaction.

In relation to fair value hedges which meet the conditions for hedge accounting, any gain or loss from remeasuring the hedging instrument at fair value is recognized immediately in the income statement.  Any gain or loss on the hedged item attributable to the hedged risk is adjusted against the carrying amount of the hedged item and recognized in the income statement.  Where the adjustment is to the carrying amount of a hedged interest-bearing financial instrument, the adjustment is amortized to the net profit and loss such that it is fully amortized by maturity.

In relation to cash flow hedges of firm commitments which meet the conditions for hedge accounting, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized directly in equity and the ineffective portion is recognized in net profit or loss.

If a cash flow hedge of a forecast transaction subsequently results in the recognition of a non-financial asset or a non-financial liability, or a forecast transaction for a non-financial asset or non-financial liability becomes a firm commitment for which fair value hedge accounting is applied, then the associated gains and losses that were recognized directly in equity are included in the initial cost or other carrying amount of the asset or liability.  For all other cash flow hedges, the gains or losses that are recognized in equity are transferred to the income statement in the same period in which the hedged firm commitment affects the net profit and loss, for example when the future sale actually occurs.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting.  At that point in time, any cumulative gain or loss on the hedging instrument recognized in equity is kept in equity until the forecasted transaction occurs.  If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognized in equity is transferred to net profit or loss for the period.

Sales and purchase contracts with pricing terms that are not closely related to the host contract are categorized as having embedded derivatives.  These embedded derivatives are measured at fair value at each period end.  Any gains or losses arising from changes in fair value are taken directly to net profit or loss for the period.

Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.  Where the Group expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the income statement net of any reimbursement.  If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.  Where discounting is used, the increase in the provision due to the passage of time is recognized as other finance expense.

Environmental liabilities

Environmental expenditures that relate to current or future revenues are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations and do not contribute to current or future earnings are expensed.

Liabilities for environmental costs are recognized when environmental assessments or clean-ups are probable and the associated costs can be reasonably estimated. Generally, the timing of these provisions coincides with the commitment to a formal plan of action or, if earlier, on divestment or on closure of inactive sites. The amount recognized is the best estimate of the expenditure required. Where the liability will not be settled for a number of years the amount recognized is the present value of the estimated future expenditure.

Decommissioning

Liabilities for decommissioning costs are recognized when the Group has an obligation to dismantle and remove a facility or an item of plant and to restore the site on which it is located, and when a reasonable estimate of that liability can be made. Where an obligation exists for a new facility, such as oil and natural gas production or transportation facilities, this will be on construction or installation. An obligation for decommissioning may also crystallize during the period of operation of a facility through a change in legislation or through a decision to terminate operations. The amount recognized is the present value of the estimated future expenditure determined in accordance with local conditions and requirements. A corresponding item of property, plant and equipment of an amount equivalent to the provision is also created. This is subsequently depreciated as part of the capital costs of the facility or item of plant.

Any change in the present value of the estimated expenditure is reflected as an adjustment to the provision and the corresponding property, plant and equipment.

Employee benefits

Wages, salaries, bonuses, social security contributions, paid annual leave and sick leave are accrued in the period in which the associated services are rendered by employees of the Group.  Deferred bonus arrangements which have a vesting date more than twelve months after the period end are valued on an actuarial basis using the projected unit credit method and amortized on a straight-line basis over the service period until the award vests.  The accounting policy for pensions and other postretirement benefits is described below.

The Group operates a number of equity-settled, share-based compensation plans.  The fair value of the awards under matching share plan arrangements, grants of share options and awards under long-term incentive plans are recognized as an expense.

For matching share plans the expense recognized is the cost of the shares purchased as matching occurs, usually on a monthly basis.

For each share option scheme, the total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted at the date of grant.  At each subsequent balance sheet date the Group calculates the estimated cumulative charge for each award having regard to any change in the number of options that are expected to vest and the expired portion of the vesting period.  The change in this cumulative charge since the previous balance sheet date is expensed.

Once an option vests, no further adjustment is made to the aggregate amount expensed.

Awards under the long-term incentive plans have three separate elements, one that is dependent on market-based conditions (BP shareholder return against the market) and two that are dependent on non-market-based conditions (return on average capital employed and earnings per share growth).  Consequently, it is necessary to consider these two components of the award separately.  For the market-based condition element of the award, the market condition is taken into account in valuing the award at the grant date.  At each subsequent balance sheet date the Group revises its estimate of the number of employees who will receive awards.  It recognizes the impact of the revision of original estimates, if any, in the income statement, and a corresponding adjustment to equity over the remaining vesting period.

For the non-market-based condition of the award, the likely award is re-assessed at each balance sheet date in relation to the expected outcome of the conditions.  At the end of the vesting period, the cumulative cost recognized equates to the amount of any award.

The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and paid in surplus when the options are exercised.

Pensions and other postretirement benefits

For defined benefit pension and postretirement benefit plans, plan assets are measured at fair value and plan liabilities are measured on an actuarial basis using the projected unit credit method and discounted at an interest rate equivalent to the current rate of return on a high quality corporate bond of equivalent currency and term to the plan liabilities.

The service cost of providing pension and other postretirement benefits to employees for the period is charged to the income statement. The cost of making improvements to pension and other postretirement benefits is recognized in the income statement on a straight-line basis over the period during which the increase in benefits vest. To the extent that the improvements in benefits vest immediately, the cost is recognized immediately. These costs are recognized as an expense.

A charge representing the unwinding of the discount on the plan liabilities during the period is included within other finance expense.

A credit representing the expected return on the plan assets during the period is included within other finance expense. This credit is based on the market value of the plan assets, and expected rates of return, at the beginning of the year.

Actuarial gains and losses may result from: differences between the expected return and the actual return on plan assets; differences between the actuarial assumptions underlying the plan liabilities and actual experience during the year; or changes in the actuarial assumptions used in the valuation of the plan liabilities. Actuarial gains and losses, and taxation thereon, are recognized in the statement of recognized income and expenses.

For defined contribution plans, contributions payable for the period are charged to the income statement as an operating expense.

Taxation

Tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on the taxable profits for the period. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other periods and it further excludes items that are never taxable or deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognized for all taxable temporary differences:

•                                          except where the deferred tax liability arises on goodwill that is not tax deductible or the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•                                          in respect of taxable temporary differences associated with investments in subsidiaries, associates and jointly controlled entities, except where the timing of the reversal of the temporary differences can be controlled by the Group and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax assets and unused tax losses can be utilized:

•                                          except where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•                                          in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in jointly controlled entities, deferred tax assets are only recognized to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Tax relating to items recognized directly in equity is recognized in equity and not in the income statement.

Revenues, expenses and assets are recognized net of the amount of customs duties or sales tax except:

•                                          where the customs duty or sales tax incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the customs duty or sales tax is recognized as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

•                                          receivables and payables are stated with the amount of customs duty or sales tax included.

The net amount of sales tax recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the balance sheet.

Revenue

Revenue arising from the sale of goods is recognized when the significant risks and rewards of ownership have passed to the buyer and it can be reliably measured. Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods provided in the normal course of business, net of discounts, customs duties and sales taxes.

Revenues associated with the sale of oil, natural gas liquids, liquefied natural gas, petroleum and chemical products and all other items are recognized when the title passes to the customer. Supply buy/sell arrangements with common counterparties are reported net as are physical exchanges. Oil and natural gas forward sales contracts are included in sales and other operating revenues. Generally, revenues from the production of oil and natural gas properties in which the Group has an interest with other producers are recognized on the basis of the Group’s working interest in those properties (the entitlement method). Differences between the production sold and the Group’s share of production are not significant.

Interest income is recognized as the interest accrues (using the effective interest method that is the rate that exactly discounts estimated future cash receipts through the expected life of the financial instrument) to the net carrying amount of the financial asset.

Dividend income from investments is recognized when the shareholders’ right to receive the payment is established.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use.

All other borrowing costs are recognized as interest payable in the income statement in the period in which they are incurred.

Discounting

The unwinding of the discount on provisions is included within other finance expense. Any change in the amount recognized for environmental and other provisions arising through changes in discount rates is included within other finance expense.

Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as the disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses during the reporting period. Actual outcomes could differ from those estimates.

Note 2

The results for the interim periods are unaudited and in the opinion of management include all adjustments necessary for a fair presentation of the results for the periods presented.  The interim financial statements and notes included in this Report should be read in conjunction with the consolidated financial statements and related notes for the year ended December 31, 2004 included in BP’s Annual Report on Form 20-F filed with the Securities and Exchange Commission, which was prepared on the basis of UK GAAP.  The interim financial statements and notes included in this Report are prepared on the basis of International Financial Reporting Standards, see Note 3 for further information.

Note 3 - Transition to International Financial Reporting Standards

BP will adopt International Financial Reporting Standards (IFRS) for the first time in its financial statements for the year ending December 31, 2005, which will include comparative financial statements for the years ended December 31, 2004 and 2003. IFRS 1 ‘First-time Adoption of International Financial Reporting Standards’ (IFRS 1) requires that an entity develop accounting policies based on the standards and related interpretations effective at the reporting date of its first annual IFRS financial statements (that is, December 31, 2005). IFRS 1 also requires that those policies be applied as of the date of transition to IFRS (that is, January 1, 2003) and throughout all periods presented in the first IFRS financial statements. The accompanying interim financial information as of and for the three month periods ended March 31, 2005 and 2004, has been prepared in accordance with those IASB standards and IFRIC interpretations issued and effective, or issued and early-adopted, at April 26, 2005. The IASB standards and IFRIC interpretations that will be applicable at December 31, 2005, including those that will be applicable on an optional basis, are not known with certainty at the time of preparing this interim financial information. As a result, the accounting policies used to prepare these financial statements are subject to change up to the reporting date of the Company’s first IFRS financial statements.  In addition, BP has decided to early adopt IFRS 5 ‘Non-current Assets Held for Sale and Discontinued Operations’, IFRS 6 ‘Exploration for and Evaluation of Mineral Resources’, the amendment to IAS 19 ‘Amendment to international accounting standard IAS 19 Employee Benefits: Actuarial Gains and Losses, Group Plans and Disclosures’ and IFRIC 4 ‘Determining whether an Arrangement contains a Lease’.

IFRS 1 contains a number of exemptions which companies are permitted to apply. BP has elected:

•                               not to present comparative information in accordance with IAS 32 ‘Financial Instruments: Disclosure and Presentation’ and IAS 39 ‘Financial Instruments: Recognition and Measurement’.

•                               not to restate its financial information for acquisitions occurring before January 1, 2003.

•                               to deem cumulative translation differences to be zero at January 1, 2003.

•                               to recognize all actuarial gains and losses on pensions and other postretirement benefits directly in shareholders’ equity.  This is consistent with the Group’s adoption of FRS 17 ‘Retirement Benefits’ in 2004.

•                               to apply IFRS 2 ‘Share-based Payment’ retrospectively to all share-based payments.

As a result of the above exemptions certain changes apply from January 1, 2003 (BP’s date of transition) followed by further changes (due to IAS 32 and IAS 39) to apply from January 1, 2005.

In the restatement information for the year ended December 31, 2004 and the interim periods of 2004, financial assets and financial liabilities are accounted for on the basis of UK GAAP.

Under UK GAAP, all derivatives used for trading purposes are recognized on the balance sheet at fair value.  However, derivative financial instruments used for hedging purposes are recognized by applying either the accrual method or the deferral method.  Under the accrual method, amounts payable or receivable in respect of derivatives are recognized ratably in earnings over the period of the contracts.  Changes in the derivative’s fair value are not recognized.  On the deferral method, gains and losses from derivatives are deferred and recognized in earnings or as adjustments to carrying amounts as the underlying hedged transaction matures or occurs.

From January 1, 2005 for IFRS all financial assets and financial liabilities have to be recognized initially at fair value.  In subsequent periods the measurement of these financial instruments depends on their classification into one of the following measurement categories: i) financial assets or financial liabilities at-fair-value-through-profit-and-loss (such as those used for trading purposes, and all derivatives which do not qualify for hedge accounting); ii) loans and receivables; iii) available-for-sale financial assets (including certain investments held for the long term) and iv) other liabilities.

The effect of adopting IAS 39 at January 1, 2005 is shown as a movement in BP’s shareholders’ equity for 2005 – see Note 12.

The principal differences for the Group between reporting on the basis of UK GAAP and on the basis of IFRS are as follows:

•              ceasing to amortize goodwill.

•              setting up deferred taxation on:

•              acquisitions

•              inventory valuation differences

•              unremitted earnings of subsidiaries, associates and jointly controlled entities

•              expensing a greater proportion of major maintenance costs.

•              no longer recognizing dividends proposed but not declared as a liability at the balance sheet date.

•              recognizing an expense for the fair value of employee share option schemes rather than the intrinsic value.

•              recording asset swaps on the basis of fair value.

•              measuring embedded derivatives at fair value.

Details of the major differences between UK GAAP and IFRS for BP, and reconciliations of UK GAAP to IFRS for its 2003 and 2004 Income and Cash Flow Statements, its Balance Sheets at January 1, 2003, December 31, 2003, December 31, 2004 and January 1, 2005 are shown under the heading ‘First-time Adoption of International Financial Reporting Standards’.  In addition, the reconciliation for the 2004 interim period included in this report is shown below.

Three months ended March 31, 2004
(Unaudited)
($ million)

Profit for the period under UK GAAP	4,862

Adjustments
Goodwill amortization	359
Major maintenance expenditure	(32)
Share-based payments	(16)
Asset swaps	2
Recycling foreign exchange on disposal	78
Deferred tax	(313)
Other	6
Profit for the period under IFRS	4,946

March 31, 2004
(Unaudited)
($ million)

BP shareholders’ equity under UK GAAP	72,829

Adjustments
Goodwill amortization	1,789
Major maintenance expenditure	(582)
Share-based payments	215
Asset swaps	(140)
Deferred tax	(3,890)
Dividend accrual	1,485
Other	(394)
BP shareholders’ equity under IFRS	71,312

Note 4 - Resegmentation

With effect from January 1, 2005 there have been the following changes to the business segments reported by the Group.

(a)           The petrochemicals operations have been divided between the Refining and Marketing segment and Other businesses and corporate.  The aromatics and acetyls businesses and the petrochemicals assets that are integrated with our Gelsenkirchen refinery in Germany are now part of Refining and Marketing.  The olefins and derivatives business is now reported within Other businesses and corporate.  This segment has also been restated to include the legacy historical results of other petrochemicals assets that have been divested during 2004.  The Grangemouth and Lavéra refineries have also been combined into the olefins and derivatives business to maintain current operating synergies.  These changes have been made in connection with the establishment of our olefins and derivatives business as a stand-alone entity within BP, with a view towards its divestment at a later date.

(b)           A small US operation, the Hobbs fractionator, which supplies petrochemicals feedstock, has been transferred from Gas, Power and Renewables to olefins and derivatives.

(c)           The Mardi Gras pipeline system in the Gulf of Mexico has been transferred from Exploration and Production to Refining and Marketing.

Comparative financial and operating information is shown after resegmentation and the adoption of International Financial Reporting Standards.

Note 5 - Sales and other operating revenues

	Three months ended March 31
	(Unaudited)
	2005	2004
	($ million)
By business
Exploration and Production	10,186	8,186
Refining and Marketing	49,869	44,096
Gas, Power and Renewables	23,667	20,975
Other businesses and corporate	5,515	3,819
	89,237	77,076
Less: sales between businesses	10,239	8,615
	78,998	68,461
By geographical area
UK	26,911	17,862
Rest of Europe	17,009	12,428
USA	34,282	31,596
Rest of World	18,706	15,822
	96,908	77,708
Less: sales between areas	17,910	9,247
	78,998	68,461

Note 6 - Operating profits are after charging:

	Three months ended March 31
	(Unaudited)
	2005	2004
	($ million, except per share amounts)

Exploration expense
UK	5	2
Rest of Europe	1	2
USA	103	97
Rest of World	51	35
	160	136
Production and similar taxes (a)
UK	114	126
Overseas	535	399
	649	525

(a)  Production taxes are charged against Exploration and Production’s operating profit.

Note 7 - Interest payable

Group interest payable	191	148
Capitalized	(76)	(50)
	115	98
Early redemption of finance leases	57	—
	172	98

Note 8 - Other finance expense

Interest on pension and other postretirement benefit plan liabilities	514	500
Expected return on pension and other postretirement benefit plan assets	(547)	(498)
Interest net of expected return on plan assets	(33)	2
Unwinding of discount on provisions	45	48
Unwinding of discount on deferred consideration for acquisition of investment in TNK-BP	17	26
	29	76

Note 9 - Dividends paid

Dividends per ordinary share
cents	8.50	6.75
pence	4.522	3.674
Dividends per ADS (cents)	51.0	40.5

Note 10 - Business and geographical analysis

By business	Exploration and Production	Refining and Marketing	Gas, Power and Renewables	Other businesses and corporate	Consolidation adjustment and eliminations	Total
	(Unaudited)
	($ million)
Three months ended March 31, 2005
Sales and other operating revenues
- third parties	2,490	49,539	22,988	3,981	—	78,998
- sales between businesses	7,696	330	679	1,534	(10,239)	—
	10,186	49,869	23,667	5,515	(10,239)	78,998
Equity-accounted income	554	49	1	(4)	—	600
Profit (loss) before interest and tax	6,491	2,363	418	357	(153)	9,476
Capital expenditure and acquisitions	2,301	331	21	175	—	2,828

Three months ended March 31, 2004
Sales and other operating revenues
- third parties	2,416	43,009	20,422	2,614	—	68,461
- sales between businesses	5,770	1,087	553	1,205	(8,615)	—
	8,186	44,096	20,975	3,819	(8,615)	68,461
Equity-accounted income	345	69	(2)	7	—	419
Profit (loss) before interest and tax	4,250	1,473	191	1,191	(66)	7,039
Capital expenditure and acquisitions	3,764	381	60	166	—	4,371

By geographical area	UK	Rest of Europe	USA	Rest of World	Eliminations	Total
	(Unaudited)
	($ million)
Three months ended March 31, 2005
Sales and other operating revenues
- third parties	16,528	13,519	33,376	15,575	—	78,998
- sales between areas	10,383	3,490	906	3,131	(17,910)	—
	26,911	17,009	34,282	18,706	(17,910)	78,998
Equity-accounted income	15	2	16	567	—	600
Profit before interest and tax	640	2,539	3,576	2,721	—	9,476
Capital expenditure and acquisitions	295	119	1,264	1,150	—	2,828

Three months ended March 31, 2004
Sales and other operating revenues
- third parties	12,122	10,727	31,107	14,505	—	68,461
- sales between areas	5,740	1,701	489	1,317	(9,247)	—
	17,862	12,428	31,596	15,822	(9,247)	68,461
Equity-accounted income	2	5	14	398		419
Profit before interest and tax	492	719	2,423	3,405	—	7,039
Capital expenditure and acquisitions	247	154	1,165	2,805	—	4,371

Note 11 - Analysis of changes in net debt

	Three months ended March 31
	(Unaudited)
	2005	2004
	($ million)

Opening balance
Finance debt	23,091	22,325
Less: Cash and cash equivalents	1,359	2,056
Opening net debt	21,732	20,269
Closing balance
Finance debt	19,564	19,937
Less: Cash and cash equivalents	1,521	2,231
Closing net debt	18,043	17,706
Decrease (increase) in net debt	3,689	2,563

Movement in cash and cash equivalents (excluding exchange adjustments)	171	172
Net cash outflow (inflow) from financing (excluding share capital)	3,547	2,436
Adoption of IAS 39	(147)	—
Fair value hedge adjustment	98	—
Other movements	49	38
Movement in net debt before exchange effects	3,718	2,646
Exchange adjustments	(29)	(83)
Decrease (increase) in net debt	3,689	2,563

Note 12 - Movement in BP shareholders’ equity

(Unaudited)
($ million)

Balance at December 31, 2004	76,892
Adoption of IAS 39	(243)
As restated at January 1, 2005	76,649
Profit for the period	6,602
Distribution to shareholders	(1,823)
Currency translation differences (net of tax)	(696)
Issue of ordinary share capital for employee share schemes	207
Purchase of shares by ESOP trusts	(141)
Share-based payment accrual (net of tax)	114
Available-for-sale investments (net of tax)	(41)
Cash flow hedges (net of tax)	(67)
Repurchase of ordinary share capital	(1,999)
Balance at March 31, 2005	78,805

Note 13 - Earnings per share

The calculation of basic earnings per ordinary share is based on the profit attributable to ordinary shareholders, i.e., profit for the period less preference dividends, related to the weighted average number of ordinary shares outstanding during the period. The average number of shares outstanding excludes the shares held by the Employee Share Ownership Plans.

The calculation of diluted earnings per share is based on profit attributable to ordinary shareholders, adjusted for the unwinding of the discount on the deferred consideration for the acquisition of our interest in TNK-BP. The number of shares outstanding is adjusted to show the potential dilution if employee share options are converted into ordinary shares, and for the ordinary shares issuable, in two further annual tranches, in respect of the TNK-BP joint venture. The first of the three tranches in respect of TNK-BP was issued during the third quarter of 2004.  The number of ordinary shares outstanding for basic and diluted earnings per share may be reconciled as follows:

	Three months ended March 31
	(Unaudited)
	2005	2004
	(shares thousands)
Weighted average number of ordinary shares	21,441,285	22,087,796
Ordinary shares issuable under employee share schemes	81,096	51,752
Ordinary shares issuable as consideration for BP’s interest in the TNK-BP joint venture	261,603	508,783
	21,783,984	22,648,331

Note 14 - Pension and other postretirement benefits

	Three months ended March 31, 2005
	(Unaudited)
	UK	US	Other	Total
	($ million)
Current service cost	99	65	32	196
Past service cost	4	—	1	5
Settlement, curtailment and special termination benefits	5	—	2	7
Payments to defined contribution plans	—	51	3	54
Total operating charge	108	116	38	262
Expected return on plan assets	(379)	(139)	(29)	(547)
Interest on plan liabilities	261	161	92	514
Other finance (income) expense	(118)	22	63	(33)

	Three months ended March 31, 2004
	(Unaudited)
	UK	US	Other	Total
	($ million)
Current service cost	95	67	28	190
Past service cost	—	—	—	—
Settlement, curtailment and special termination benefits	—	—	—	—
Payments to defined contribution plans	—	45	1	46
Total operating charge	95	112	29	236
Expected return on plan assets	(340)	(131)	(27)	(498)
Interest on plan liabilities	247	169	84	500
Other finance (income) expense	(93)	38	57	2

Note 15 - US generally accepted accounting principles

The consolidated financial statements of the BP Group are prepared in accordance with International Financial Reporting Standards (IFRS) which differ in certain respects from US generally accepted accounting principles (US GAAP). The principal differences between US GAAP and IFRS for BP Group reporting relate to the following:

(i)            Deferred taxation/business combinations

IFRS requires the recognition of a deferred tax asset or liability for the tax effects of differences between the assigned values and the tax bases of assets acquired and liabilities assumed in a business combination.  This adjustment is offset by an equivalent adjustment to goodwill or, on first-time adoption of IFRS, in retained earnings.  Under US GAAP, the adjustment is reflected in the carrying value of the asset or liability concerned.

The adjustments to profit for the period and to BP shareholders’ equity to accord with US GAAP are summarized below.

Increase (decrease) in caption heading

	Three months ended March 31
	(Unaudited)
	2005	2004
	($ million)
Depreciation, depletion and amortization	21	157
Taxation	63	(297)
Profit for the period	(84)	140

	At March 31, 2005	At December 31, 2004
	(Unaudited)	(Unaudited)
	($ million)
Property, plant and equipment	4,031	4,052
Deferred tax liabilities	1,552	1,489
BP shareholders’ equity	2,479	2,563

(ii)           Provisions

IFRS requires provisions for decommissioning, environmental liabilities and onerous contracts to be determined on a discounted basis if the effect of the time value of money is material.  The provisions for decommissioning and environmental liabilities are estimated using costs based on current prices and discounted using real discount rates.  Unwinding of the discount and the effect of a change in the discount rate is included in other finance expense in the period. When a decommissioning provision is set up, an item of property, plant and equipment of the same amount is also recognized and is subsequently depreciated as part of the capital costs of the facilities.

US GAAP requires companies to record liabilities equal to the fair value of their asset retirement obligations when they are incurred (typically when the asset is installed at the production location).  When the liability is initially recorded, companies capitalize an equivalent amount as part of the cost of the asset.  Over time the liability is accreted for the change in its present value each period, and the initial capitalized cost is depreciated over the useful life of the related asset. Unwinding of the discount is included in operating profit for the period.

The provisions for decommissioning under US GAAP are set up on a similar basis to IFRS except that estimated future cash outflows are discounted using a credit-adjusted risk-free rate rather than a real discount rate.

Under US GAAP environmental liabilities are discounted only where the timing and amounts of payments are fixed and reliably determinable.

In addition, use of different oil and natural gas reserve volumes (see (iii)) results in different field lives and hence different decommissioning provisions under IFRS and US GAAP.

The adjustments to profit for the period and to BP shareholders’ equity to accord with US GAAP are summarized below.

Increase (decrease) in caption heading

	Three months ended March 31
	(Unaudited)
	2005	2004
	($ million)
Production and manufacturing expenses	34	62
Other finance expense	(45)	(48)
Taxation	4	(1)
Profit for the period	7	(13)

	At March 31, 2005	At December 31, 2004
	(Unaudited)	(Unaudited)
	($ million)
Property, plant and equipment	(1,626)	(1,667)
Provisions	(1,449)	(1,454)
Deferred tax liabilities	(62)	(76)
BP shareholders’ equity	(115)	(137)

The following data summarizes the movements in the asset retirement obligation, as adjusted to accord with US GAAP, for the three months ended March 31, 2005.

(Unaudited)
($ million)
At January 1, 2005	3,898
Exchange adjustments	(3)
New provisions/adjustment to provisions	67
Unwinding of discount	33
Utilized/deleted	(93)
At March 31, 2005	3,902

(iii)          Oil and natural gas reserve differences

The US Securities and Exchange Commission (SEC) rules for estimating oil and natural gas reserves are different in certain respects from the UK Statement of Recommended Practice ‘Accounting for Oil and Gas Exploration, Development, Production and Decommissioning Activities’ (SORP); in particular, the SEC requires the use of year-end prices, whereas under the SORP the Group uses long-term planning prices.  Any consequent difference in reserve volumes results in different charges for depreciation, depletion and amortization between IFRS and US GAAP.

The adjustments to profit for the period and to BP shareholders’ equity to accord with US GAAP are summarized below.

Increase (decrease) in caption heading

	Three months ended March 31
	(Unaudited)
	2005	2004
	($ million)
Depreciation, depletion and amortization	(9)	—
Taxation	4	—
Profit for the period	5	—

	At March 31, 2005	At December 31, 2004
	(Unaudited)	(Unaudited)
	($ million)
Property, plant and equipment	57	48
Deferred tax liabilities	22	18
BP shareholders’ equity	35	30

(iv)          Sale and leaseback

The sale and leaseback of an office building in Chicago, Illinois in 1998 was treated as a sale for IFRS whereas for US GAAP it was treated as a financing transaction.  The remaining interest in this building was sold in January 2003.

Provisions were recognized under IFRS in 1999 and 2002 to cover the likely shortfall on rental income from subletting the Chicago office building. As the original sale and leaseback was not treated as a sale for US GAAP the provision was reversed for US GAAP.  Following the disposal of the building a provision has now been recognized for US GAAP.

Under IFRS the profit arising on the sale and operating leaseback of certain railcars in 1999 was taken to income in the period in which the transaction occurred. Under US GAAP this profit is being amortized over the term of the operating lease.

The adjustments to profit for the period and BP shareholders’ equity to accord with US GAAP are summarized below.

Increase (decrease) in caption heading

	Three months ended March 31
	(Unaudited)
	2005	2004
	($ million)
Distribution and administration expenses	(1)	3
Taxation	—	(1)
Profit for the period	1	(2)

	At March 31, 2005	At December 31, 2004
	(Unaudited)	(Unaudited)
	($ million)
Other payables	20	21
Provisions	45	45
Deferred tax liabilities	(23)	(23)
BP shareholders’ equity	(42)	(43)

(v)           Goodwill and intangible assets

There are two main differences in the basis for determining goodwill between IFRS and US GAAP which result in the amount of goodwill for US GAAP reporting differing from the amount recognized under IFRS.

Goodwill represents the difference between the consideration paid in an acquisition and the fair value of the assets and liabilities acquired.  Where shares are issued in connection with an acquisition IFRS requires that the shares issued be valued at the time the public offer becomes unconditional.  For US GAAP, the consideration is determined at the date the offer is made.

Under US GAAP, goodwill and indefinite lived intangible assets have not been amortized since December 31, 2001, rather such assets are subject to periodic impairment testing.  The Group does not have any other intangible assets with indefinite lives.  Under IFRS, goodwill amortization ceased from January 1, 2003.

During the fourth quarter of 2004 the Group completed a goodwill impairment review using the two-step process prescribed in US GAAP. The first step includes a comparison of the fair value of a reporting unit to its carrying value, including goodwill. Where the carrying value exceeds the fair value, the goodwill of the reporting unit is potentially impaired and the second step is then completed in order to measure the impairment loss, if any. No impairment charge resulted from this review. For the purposes of this impairment review the reporting unit is one level below an operating segment.

The adjustments to BP shareholders’ equity to accord with US GAAP are summarized below.

	At March 31, 2005	At December 31, 2004
	(Unaudited)	(Unaudited)
	($ million)
Goodwill	214	224
BP shareholders’ equity	214	224

In accordance with Group accounting practice, exploration licence acquisition costs are capitalized initially as an intangible fixed asset and are amortized over the estimated period of exploration. Where proved reserves of oil or natural gas are determined and development is sanctioned, the unamortized cost is transferred to property, plant and equipment. Where exploration is unsuccessful, the unamortized cost is charged against income. At March 31, 2005 and December 31, 2004, exploration licence acquisition costs included in the Group’s property, plant and equipment and intangible fixed assets, net of accumulated amortization, were as follows.

	At March 31, 2005	At December 31, 2004
	(Unaudited)	(Unaudited)
	($ million)
Exploration licence acquisition cost included in fixed assets (net of accumulated amortization)
Property, plant and equipment	1,200	1,100
Other intangible assets	585	595

Changes to exploration expenditure, goodwill and other intangible assets, as adjusted to accord with US GAAP, during the three months ended March 31, 2005 are shown below.

	Exploration expenditure	Goodwill	Additional minimum pension liability (see (ix))	Other intangibles	Total
			(Unaudited)
			($ million)
Net book amount
At January 1, 2005	3,761	11,535	39	443	15,778
Amortization expense	(71)	—	—	(17)	(88)
Other movements	137	(88)	—	(21)	28
At March 31, 2005	3,827	11,447	39	405	15,718

Amortization expense relating to other intangibles is expected to be in the range $60-$80 million in each of the succeeding five years.

(vi)          Derivative financial instruments and hedging activities

US GAAP requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. To the extent that certain criteria are met, hedge accounting is permitted but not required.

In the normal course of business the Group is a party to derivative financial instruments with off-balance sheet risk, primarily to manage its exposure to fluctuations in foreign currency exchange rates and interest rates, including management of the balance between floating rate and fixed rate debt.  The Group also manages certain of its exposures to movements in oil and natural gas prices. In addition, the Group trades derivatives in conjunction with these risk management activities.

The adjustments to profit for the period and to BP shareholders’ equity to accord with US GAAP are summarized below.

Increase (decrease) in caption heading

	Three months ended March 31
	(Unaudited)
	2005	2004
	($ million)
Production and manufacturing expenses	(21)	(269)
Interest payable	(5)	—
Taxation	(72)	89
Profit for the period	98	180

	At March 31, 2005	At December 31, 2004
	(Unaudited)	(Unaudited)
	($ million)
Goodwill	131	131
Finance debt	(150)	(164)
Trade and other payables	—	718
Deferred tax liabilities	46	(108)
BP shareholders’ equity	235	(315)

(vii)         Inventory valuation

US GAAP requires trading inventories to be accounted for at historical cost. The Group marks trading inventories to market at the balance sheet date. As such, an IFRS/US GAAP difference arises which impacts both profit for the period and BP shareholders’ equity due to the difference in inventory valuations.

The adjustments to profit for the period and to BP shareholders’ equity to accord with US GAAP are summarized below.

Increase (decrease) in caption heading

	Three months ended March 31
	(Unaudited)
	2005	2004
	($ million)
Purchases	476	(34)
Taxation	(167)	12
Profit for the period	(309)	22

	At March 31, 2005	At December 31, 2004
	(Unaudited)	(Unaudited)
	($ million)
Inventories	(376)	100
Deferred tax liabilities	(132)	35
BP shareholders’ equity	(244)	65

(viii)        Gain arising on asset exchange

Under IFRS, nonmonetary exchanges of assets are accounted for at fair value at the date of the transaction, with any gain or loss recognized in income.  From January 1, 2005 the treatment of gains arising on nonmonetary exchanges of assets under IFRS and US GAAP is similar. In 2000, BP agreed to a value-neutral transaction with its partners in the Prudhoe Bay field in Alaska whereby it received an increase in its natural gas interest in return for a reduction in its share of liquids production.  Under US GAAP this transaction was recorded at net book value, with no resulting gain or loss.

The adjustments to profit for the period and to BP shareholders’ equity to accord with US GAAP are summarized below.

Increase (decrease) in caption heading

	Three months ended March 31
	(Unaudited)
	2005	2004
	($ million)
Depreciation, depletion and amortization	4	6
Taxation	(1)	(3)
Profit for the period	(3)	(3)

	At March 31, 2005	At December 31, 2004
	(Unaudited)	(Unaudited)
	($ million)
Property, plant and equipment	382	386
Deferred tax liabilities	134	135
BP shareholders’ equity	248	251

(ix)           Pensions and other postretirement benefits

Under IFRS, surpluses and deficits of funded schemes for pensions and other postretirement benefits are included in the Group balance sheet at their fair values and all movements are reflected in the income statement, except for actuarial gains and losses which are reflected in the statement of recognized income and expenses.  This contrasts with US GAAP under which actuarial gains and losses are not recognized as they occur but are recognized systematically and gradually over subsequent periods.  Where a pension plan has an unfunded accumulated benefit obligation, US GAAP requires such amount to be recognized as a liability in the balance sheet.  The adjustment resulting from the recognition of any such minimum liability, including the elimination of amounts previously recognized as a prepaid benefit cost, is reported as an intangible asset to the extent of unrecognized prior service cost with the remaining amount reported in comprehensive income.

The adjustments to profit for the period and to BP shareholders’ equity to accord with US GAAP are summarized below.

Increase (decrease) in caption heading

	Three months ended March 31
	(Unaudited)
	2005	2004
	($ million)
Production and manufacturing expenses	139	120
Other finance expense	33	(2)
Taxation	(53)	(21)
Profit for the period	(119)	(97)

	At March 31, 2005	At December 31, 2004
	(Unaudited)	(Unaudited)
	($ million)
Other intangible assets	39	39
Loans and other receivables	6,947	7,104
Provisions	8,829	8,973
Defined benefit pension plans surplus	(2,128)	(2,105)
Defined benefit pension plan and other postretirement benefit plan deficits	(10,111)	(10,339)
Deferred tax liabilities	2,053	2,315
BP shareholders’ equity	4,087	4,089

(x)            Impairments

Under IFRS, in determining the amount of any impairment loss, the carrying value of fixed assets and goodwill is compared with the discounted value of the future cash flows.  Under US GAAP an initial step is required whereby the carrying value is compared with the undiscounted future cash flows, and only if the carrying value is less than the undiscounted cash flows is an impairment loss recognized.  Certain of the impairment charges recognized under IFRS have been reversed for US GAAP.

The adjustments to profit for the period and to BP shareholders’ equity to accord with US GAAP are summarized below.

Increase (decrease) in caption heading

	Three months ended March 31
	(Unaudited)
	2005	2004
	($ million)
Depreciation, depletion and amortization	7	—
Impairment and losses on sale of businesses and fixed assets	(23)	—
Taxation	5	—
Profit for the period	11	—

	At March 31, 2005	At December 31, 2004
	(Unaudited)	(Unaudited)
	($ million)
Goodwill	348	325
Property, plant and equipment	654	661
Deferred tax liabilities	314	309
BP shareholders’ equity	688	677

(xi)           Provisions for severance and operating costs

The recognition criteria for costs associated with severance and restructuring provisions are similar under IFRS and US GAAP.  However, in the following situations a provision under IFRS does not qualify as a provision under US GAAP: (i) future operating losses are recognized when they occur; and (ii) where employees are required to render service beyond a minimum retention period, the termination benefit associated with those employees is recognized over the future period.

The adjustments to profit for the period and to BP shareholders’ equity to accord with US GAAP are summarized below.

Increase (decrease) in caption heading

	Three months ended March 31
	(Unaudited)
	2005	2004
	($ million)
Production and manufacturing expenses	24	—
Taxation	(7)	—
Profit for the period	(17)	—

	At March 31, 2005	At December 31, 2004
	(Unaudited)	(Unaudited)
	($ million)
Provisions	(63)	(87)
Deferred tax liabilities	20	27
BP shareholders’ equity	43	60

(xii)          Equity-accounted investments

Under IFRS the Group’s accounting policies are applied in arriving at the amounts to be included in the financial statements in relation to equity-accounted investments. The major difference between IFRS and US GAAP in this respect relates to deferred tax.

The adjustments to profit for the period and to BP shareholders’ equity to accord with US GAAP are summarized below.

Increase (decrease) in caption heading

	Three months ended March 31
	(Unaudited)
	2005	2004
	($ million)
Earnings from jointly controlled entities	(111)	(7)
Profit for the period	(111)	(7)

	At March 31, 2005	At December 31, 2004
	(Unaudited)	(Unaudited)
	($ million)
Investments in jointly controlled entities	101	212
BP shareholders’ equity	101	212

(xiii)         Investments

Under IFRS, for periods prior to 2005, certain equity investments are reported as either current or noncurrent investments and carried on the balance sheet at cost subject to review for impairment.  For US GAAP these investments are classified as available-for-sale securities. Consequently, they are reported at fair value, with unrealized holding gains and losses, net of tax, reported in accumulated other comprehensive income. If a decline in fair value below cost is ‘other than temporary’ the unrealized loss is accounted for as a realized loss and charged against income.

The Group sold its investments in Petrochina and Sinopec in January and February 2004, respectively, resulting in a gain on disposal of $1,314 million.  For the three months ended March 31, 2004 gains of $1,165 million were reclassified from comprehensive income to net income.

The adjustments to accumulated other comprehensive income (BP shareholders’ equity) to accord with US GAAP are summarized below.

Increase (decrease) in caption heading

	At March 31, 2005	At December 31, 2004
	(Unaudited)	(Unaudited)
	($ million)
Fixed assets – other investments	—	344
Deferred tax liabilities	—	117
BP shareholders’ equity	—	227

(xiv)        Consolidation of variable interest entities

In January 2003, the FASB issued FASB Interpretation No. 46 ‘Consolidation of Variable Interest Entities’ (Interpretation 46). Interpretation 46 clarifies the application of existing consolidation requirements to entities where a controlling financial interest is achieved through arrangements that do not involve voting interests. Under Interpretation 46, a variable interest entity is consolidated if a company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns.

The Group currently has several ships under construction which are accounted for under IFRS as operating leases.  Under Interpretation 46 certain of the arrangements represent variable interest entities that would be consolidated by the Group.  The maximum exposure to loss as a result of the Group’s involvement with these entities is limited to the debt of the entity, less the fair value of the ships at the end of the lease term.

The adoption of Interpretation 46 did not have a significant effect on profit, as adjusted to accord with US GAAP.  The adjustments to BP shareholders’ equity to accord with US GAAP are summarized below.

Increase (decrease) in caption heading

	At March 31, 2005	At December 31, 2004
	(Unaudited)	(Unaudited)
	($ million)
Property, plant and equipment	555	507
Finance debt	555	507
BP shareholders’ equity	—	—

The following is a summary of the adjustments to profit for the period attributable to BP shareholders and to BP shareholders’ equity which would be required if US GAAP had been applied instead of IFRS.

Profit for the period

	Three months ended March 31
	(Unaudited)
	2005	2004
	($ million)
Profit as reported in the consolidated statement of income	6,602	4,912

Adjustments:
Deferred taxation/business combinations (i)	(84)	140
Provisions (ii)	7	(13)
Oil and natural gas reserve differences (iii)	5	—
Sale and leaseback (iv)	1	(2)
Derivative financial instruments (vi)	98	180
Inventory valuation (vii)	(309)	22
Gain arising on asset exchange (viii)	(3)	(3)
Pensions and other postretirement benefits (ix)	(119)	(97)
Impairments (x)	11	—
Provisions for severance and operating costs (xi)	(17)	—
Equity-accounted investments (xii)	(111)	(7)
Other	41	(80)

Profit for the period as adjusted to accord with US GAAP	6,122	5,052

Dividend requirement on preference shares	—	—
Profit for the period applicable to ordinary shares as adjusted to accord with US GAAP	6,122	5,052
Per ordinary share – cents
Basic	28.55	22.87
Diluted	28.16	22.39
Per American Depositary Share – cents (a)
Basic	171.30	137.22
Diluted	168.96	134.34

(a)     One American Depositary Share is equivalent to six ordinary shares.

BP shareholders’ equity

	March 31, 2005	December 31, 2004
	(Unaudited)	(Unaudited)
	($ million)
BP shareholders’ equity as reported in the consolidated balance sheet	78,805	76,892

Adjustments:
Deferred taxation/business combinations (i)	2,479	2,563
Provisions (ii)	(115)	(137)
Oil and natural gas reserve differences (iii)	35	30
Sale and leaseback (iv)	(42)	(43)
Goodwill and intangible assets (v)	214	224
Derivative financial instruments (vi)	235	(315)
Inventory valuation (vii)	(244)	65
Gain arising on asset exchange (viii)	248	251
Pensions and other postretirement benefits (ix)	4,087	4,089
Impairments (x)	688	677
Provisions for severance and operating costs (xi)	43	60
Equity accounted investments (xii)	101	212
Investments (xiii)	—	227
Consolidation of variable interest entities (xiv)	—	—
Other	—	(40)

BP shareholders’ equity as adjusted to accord with US GAAP	86,534	84,755

Comprehensive income

The components of comprehensive income, net of related tax are as follows:

	Three months ended March 31
	(Unaudited)
	2005	2004
	($ million)
Profit for the period as adjusted to accord with US GAAP	6,122	5,052
Currency translation differences	(696)	238
Investments
Unrealized gains	9	59
Unrealized losses	(7)	—
Less: reclassification adjustment for gains included in net income	(43)	(1,165)
Cash flow hedges	(60)	—
Additional minimum pension liability	—	—
Comprehensive income	5,325	4,184

The components of accumulated comprehensive income, net of related tax are as follows:

	March 31, 2005	December 31, 2004
	(Unaudited)	(Unaudited)
	($ million)
Currency translation differences	3,665	4,361
Net unrealized gains on investments	186	227
Cash flow hedges	(60)	—
Pension liability adjustment	(1,115)	(1,115)
Accumulated comprehensive income	2,676	3,473

Impact of new US accounting standards

Inventory:  In November 2004, the FASB issued Statement of Financial Accounting Standards No. 151 ‘Inventory Costs an amendment of ARB No. 43, Chapter 4’ (SFAS 151). SFAS 151 requires that items, such as idle facility expense, excessive spoilage, double freight and re-handling costs, be recognized as current-period charges. SFAS 151 also requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for accounting periods beginning after June 15, 2005. The adoption of SFAS 151 is not expected to have a significant effect on the Group’s profit, as adjusted to accord with US GAAP, or BP shareholders’ equity, as adjusted to accord with US GAAP.

Discontinued operations:  In November 2004, the EITF reached a consensus on Issue No. 03-13 ‘Applying the Conditions in Paragraph 42 of FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, in Determining Whether to Report Discontinued Operations’ (EITF 03-13). Under EITF 03-13, a disposed component of an enterprise is classified as a discontinued operation only where the ongoing entity has no continuing direct cash flows and does not retain an interest, contract or other arrangement sufficient to enable the entity to exert significant influence over the disposed component’s operating and financial policies after disposal. EITF 03-13 is effective for a component of an enterprise that is either disposed of or classified as held for sale in accounting periods beginning after December 15, 2004.

Revenue:  In November 2004, the EITF began discussion of Issue No. 04-13 ‘Accounting for Purchases and Sales of Inventory with the Same Counterparty’ (EITF 04-13). EITF 04-13 addresses accounting issues that arise when a company both sells inventory to and buys inventory from another entity in the same line of business. The purchase and sale transactions may be pursuant to a single contractual arrangement or separate contractual arrangements and the inventory purchased or sold may be in the form of raw material, work-in-process or finished goods. At issue is whether the revenue, inventory cost and cost of sales should be recorded at fair value or whether the transactions should be classified as nonmonetary transactions. The EITF has reached a tentative conclusion that inventory purchase and sale transactions with the same counterparty that are entered into contemplation of one another should be accounted for as nonmonetary transactions.  The EITF plans to discuss EITF 04-13 further.

Practice within the oil and natural gas industry varies for buy/sell arrangements with common counterparties and physical exchanges. The Group accounts for buy/sell arrangements and physical exchanges on a net basis.

Nonmonetary asset exchanges:  In December 2004, the FASB issued Statement of Financial Accounting Standards No. 153 ‘Exchanges of Nonmonetary Assets an amendment of APB Opinion No. 29’ (SFAS 153). SFAS 153 eliminates the Accounting Principles Board Opinion No. 29 exception for nonmonetary exchanges of similar productive assets and replaces it with an exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS 153 is effective for nonmonetary asset exchanges occurring in accounting periods beginning after June 15, 2005. The Group adopted SFAS 153 with effect from January 1, 2005. The adoption of SFAS 153 did not have a significant effect on the Group’s profit, as adjusted to accord with US GAAP, or BP shareholders’ equity, as adjusted to accord with US GAAP.

Share options:  In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004) ‘Share-Based Payment’ (SFAS 123R). SFAS 123R, which is a revision of Statement of Financial Accounting Standards No. 123 ‘Accounting for Stock-Based Compensation’ (SFAS 123), supersedes APB Opinion No. 25 ‘Accounting for Stock Issued to Employees’. Under SFAS 123R, share-based payments to employees and others are required to be recognized in the income statement based on their fair value. Pro forma disclosure is no longer a permitted alternative.

Effective January 1, 2005, as part of the adoption of IFRS, the Group adopted International Financial Reporting Standard No. 2 ‘Share-based Payment’ (IFRS 2). IFRS 2 requires the recognition of expense when goods or services are received from employees or others in consideration for equity instruments or amounts that are based on the value of an entity’s equity instruments. The recognition and measurement provisions of IFRS 2 are similar to those of SFAS 123R.

In adopting IFRS 2, the Group elected to restate prior period results to recognize the expense associated with equity-settled share-based payment transactions that were not fully vested as of January 1, 2003 and the liability associated with cash-settled share-based payment transactions as of January 1, 2003.

The Group adopted SFAS 123R with effect from January 1, 2005. Refer to Note 3 and the heading ‘First-time Adoption of International Financial Reporting Standards’ for further discussion regarding the Group’s accounting for share-based payments and the adoption of IFRS 2.

Taxation:  In December 2004, the FASB issued Staff Position No. 109-1 ‘Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004’ (FSP 109-1). FSP 109-1, effective upon issuance, requires that the manufacturers’ deduction provided for under the American Jobs Creation Act of 2004 (the Jobs Creation Act) be accounted for as a special deduction in accordance with FASB Statement of Financial Accounting Standards No. 109, ‘Accounting for Income Taxes,’ rather than a tax rate reduction. The manufacturers’ deduction will be recognized by the Company in the year the benefit is earned.

In December 2004, the FASB issued Staff Position No. 109-2 ‘Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004’ (FSP 109-2). The Jobs Creation Act provides a special one-time provision allowing earnings of certain non-US companies to be repatriated to a US parent company at a reduced tax rate. FSP 109-2, effective upon issuance, permits additional time beyond the financial reporting period of enactment in order to evaluate the effect of the Jobs Creation Act without undermining an entity’s assertion that repatriation of non-US earnings to a US parent company is not expected within the foreseeable future. As provided by FSP 109-2, the Group has elected to defer a decision on potentially altering current plans regarding the permanent reinvestment in certain non-US subsidiaries and corporate joint ventures. The income tax effects associated with any repatriation of unremitted earnings as a result of the Jobs Creation Act cannot be reasonably estimated at this time.

Provisions:  In March 2005, the FASB issued FASB Interpretation No. 47 ‘Accounting for Conditional Asset Retirement Obligations an interpretation of FASB Statement No. 143’ (Interpretation 47). Under Interpretation 47, a conditional asset retirement obligation represents an unconditional obligation to perform an asset retirement activity where the timing or method of settlement is conditional on a future event that may or may not be within the control of the entity. Interpretation 47 clarifies that an entity is required to recognize a liability, when incurred, for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. Uncertainty about the timing or method of settlement of a conditional asset retirement obligation is factored into the measurement of the liability when sufficient information exists. SFAS 143 acknowledges that in some cases, sufficient information may not be available to reasonably estimate the fair value of an asset retirement obligation. Interpretation 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. Interpretation 47 is effective for fiscal years ending after December 15, 2005. While the Group has not yet completed its evaluation of adopting Interpretation 47 it is not expected to have a significant effect on the Group’s profit, as adjusted to accord with US GAAP, or BP shareholders’ equity, as adjusted to accord with US GAAP.

Fixed assets:  FASB Statement of Financial Accounting Standards No. 19 ‘Financial Accounting and Reporting by Oil and Gas Producing Companies’ (SFAS 19) requires the cost of drilling an exploratory well (exploration or exploratory-type stratigraphic test wells) to be capitalized pending determination of whether the well has found proved reserves. If this determination cannot be made at the conclusion of drilling, SFAS 19 sets out additional requirements for continuing to carry the cost of the well as an asset. These requirements include firm plans for further drilling and a one-year time limitation on continued capitalization in certain situations. Subsequent to the issuance of SFAS 19, as a result of the increasing complexity of oil and gas projects due to drilling in remote and deepwater offshore locations, entities increasingly require more than one year to complete all of the activities that permit recognition of proved reserves. In addition, because of new technologies, in certain situations additional exploratory wells may no longer be required before a project can commence.

In April 2005, the FASB issued Staff Position No. 19-1 ‘Accounting for Suspended Well Costs’ (FSP 19-1). FSP 19-1 amends SFAS 19 to permit the continued capitalization of exploratory well costs beyond one year if (a) the well found a sufficient quantity of reserves to justify its completion as a producing well and (b) the entity is making sufficient progress assessing the reserves and the economic and operating viability of the project. If either condition is not met, or if an entity obtains information that raises substantial doubt about the economic or operational viability of the project, the exploratory well is assumed to be impaired, and its costs, net of any salvage value, is charged to expense. FSP 19-1 provides a number of indicators that would be considered in order to demonstrate that sufficient progress was being made in assessing the reserves and the economic viability of the project. FSP 19-1 is effective for accounting periods beginning after April 4, 2005. Early application of the guidance is permitted in periods for which financial statements have not yet been issued.

BP’s accounting policy is that costs directly associated with an exploration well are capitalized as an intangible asset until the drilling of the well is complete and the results have been evaluated. If hydrocarbons are found, and, subject to further appraisal activity which may include the drilling of further wells (exploration or exploratory-type stratigraphic test wells), are likely to be capable of commercial development, the costs continue to be carried as an asset. All such carried costs are subject to technical, commercial and management review at least once a year to confirm the continued intent to develop or otherwise extract value from the discovery. When this is no longer the case, the costs are written off. When proved reserves of oil and natural gas are determined and development is sanctioned, the relevant expenditure is transferred to property, plant and equipment. BP has adopted the FSP with effect from January 1, 2004. No previously capitalized costs were expensed upon the adoption of the FSP.

Accounting changes and error corrections:  In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154 ‘Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3’ (SFAS 154). SFAS 154 applies to all voluntary changes in accounting principle and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS 154 requires retrospective application to prior period financial statements of a voluntary change in accounting principle unless it is impracticable. Previously, most voluntary changes in accounting principle were recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 also requires that a change in the method of depreciation, amortization or depletion for long-lived nonfinancial assets be accounted for as a change in accounting estimate that is effected by a change in accounting principle. Previously, such changes were reported as a change in accounting principle. SFAS 154 is effective for accounting changes and corrections of errors made in accounting periods beginning after December 15, 2005. The adoption of SFAS 154 is not expected to have a significant effect on profit, as adjusted to accord with US GAAP, or BP shareholders’ equity, as adjusted to accord with US GAAP.

Note 16 - TNK-BP operational and financial information

	Three months ended March 31
	(Unaudited)
	2005	2004
Production (Net of Royalties) (BP share)
Crude oil (mb/d)	875	766
Natural gas (mmcf/d)	527	382
Total hydrocarbons (mboe/d) (a)	966	832

	($ million)
Income statement (BP share)
Profit before interest and tax	615	374
Interest expense*	(29)	(30)
Taxation	(167)	(108)
Minority interest	(8)	(10)
Net income	411	226

* Excludes unwinding of discount on deferred consideration	17	26

(a)                                  Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.

Note 17 - Equity-accounted entities

The Group’s profit for the period includes the following in respect of equity-accounted entities.

	Profit before interest and tax	Interest	Tax	Minority interest	Profit for the period
			(Unaudited)
	($ million)
Three months ended March 31, 2005
Exploration and Production	841	(52)	(227)	(8)	554
Refining and Marketing	72	(5)	(18)	—	49
Gas, Power and Renewables	5	(2)	(2)	—	1
Other businesses and corporate	(1)	(3)	—	—	(4)
	917	(62)	(247)	(8)	600
Three months ended March 31, 2004
Exploration and Production	563	(50)	(158)	(10)	345
Refining and Marketing	92	(4)	(19)	—	69
Gas, Power and Renewables	—	(2)	—	—	(2)
Other businesses and corporate	8	(1)	—	—	7
	663	(57)	(177)	(10)	419

Note 18 - Condensed consolidating information

BP p.l.c. fully and unconditionally guarantees the payment obligations of its 100% owned subsidiary BP Exploration (Alaska) Inc. under the BP Prudhoe Bay Royalty Trust. The following financial information for BP p.l.c., and BP Exploration (Alaska) Inc. and all other subsidiaries on a condensed consolidating basis is intended to provide investors with meaningful and comparable financial information about BP p.l.c. and its subsidiary issuers of registered securities and is provided pursuant to Rule 3-10 of Regulation S-X in lieu of the separate financial statements of each subsidiary issuer of public debt securities. Investments include the investments in subsidiaries recorded under the equity method for the purposes of the condensed consolidating financial information. Equity income of subsidiaries is the Group’s share of operating profit related to such investments. The eliminations and reclassifications column includes the necessary amounts to eliminate the intercompany balances and transactions between BP p.l.c., BP Exploration (Alaska) Inc. and other subsidiaries.

BP p.l.c. also fully and unconditionally guarantees securities issued by BP Australia Capital Markets Limited, BP Canada Finance Company, BP Capital Markets p.l.c. and BP Capital Markets America Inc. These companies are 100%-owned finance subsidiaries of BP p.l.c.

Income statement

Issuer	Guarantor
BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
($ million)

Three months ended March 31, 2005

Sales and other operating revenues

1,184	—	78,998	(1,184)	78,998

Earnings from jointly controlled entities - after interest and tax

—	—	486	—	486

Earnings from associates - after interest and tax

—	—	114	—	114

Equity-accounted income of subsidiaries - after interest and tax

166	6,595	—	(6,761)	—

Interest and other revenues

39	46	212	(85)	212

Total revenues

1,389	6,641	79,810	(8,030)	79,810

Gain on sale of business and fixed assets

—	—	1,198	—	1,198

Total revenues and other income

1,389	6,641	81,008	(8,030)	81,008

Purchases

196	—	60,193	(1,184)	59,205

Production and manufacturing expenses

136	—	5,294	—	5,430

Production and similar taxes

80	—	569	—	649

Depreciation, depletion and amortization

119	—	2,169	—	2,288

Impairment and losses on sale of businesses and fixed assets

—	—	246	—	246

Exploration expense

—	—	160	—	160

Distribution and administration expenses

—	118	3,328	(14)	3,432

Fair value (gain) loss on embedded derviatives

—	—	122	—	122

Profit before interest and taxation

858	6,523	8,927	(6,832)	9,476

Interest payable

—	39	204	(71)	172

Other finance expense (income)

3	(115)	141	—	29

Profit before taxation

855	6,599	8,582	(6,761)	9,275

Taxation

292	(3)	2,323	—	2,612

Profit for the period

563	6,602	6,259	(6,761)	6,663

Attributable to:

BP shareholders

563	6,602	6,198	(6,761)	6,602

Minority interest

—	—	61	—	61

563	6,602	6,259	(6,761)	6,663

The following is a summary of the adjustments to the profit for the period attributable to BP shareholders which would be required if US GAAP had been applied instead of IFRS.

	Issuer	Guarantor
	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
			($ million)
Three months ended March 31, 2005

Profit as reported

	563	6,602	6,198	(6,761)	6,602

Adjustments:

Deferred taxation/business combinations

	(5)	(84)	(79)	84	(84)

Provisions

	1	7	6	(7)	7

Oil and natural gas reserve differences

	—	5	5	(5)	5

Sale and leaseback

	—	1	1	(1)	1

Derivative financial instruments

	—	98	98	(98)	98

Inventory valuation

	(48)	(309)	(309)	357	(309)

Gain arising on asset exchange

	(3)	(3)	—	3	(3)

Pensions and other postretirement benefits

	—	(119)	(74)	74	(119)

Impairments

	—	11	11	(11)	11

Provisions for severance and operating costs

	—	(17)	(17)	17	(17)

Equity-accounted investments

	—	(111)	(111)	111	(111)

Other

	—	41	41	(41)	41

Profit for the period as adjusted to accord with US GAAP

	508	6,122	5,770	(6,278)	6,122

Issuer	Guarantor
BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
		($ million)

Three months ended March 31, 2004

Sales and other operating revenues

880	—	68,461	(880)	68,461

Earnings from jointly controlled entities - after interest and tax

—	—	312	—	312

Earnings from associates - after interest and tax

—	—	107	—	107

Equity-accounted income of subsidiaries - after interest and tax

87	4,747	—	(4,834)	—

Interest and other revenues

4	278	136	(329)	89

Total revenues

971	5,025	69,016	(6,043)	68,969

Gain on sale of businesses and fixed assets

—	—	1,549	—	1,549

Total revenues and other income

971	5,025	70,565	(6,043)	70,518

Purchases

140	—	53,227	(880)	52,487

Production and manufacturing expenses

101	—	4,754	—	4,855

Production and similar taxes

64	—	461	—	525

Depreciation, depletion and amortization

122	—	2,041	—	2,163

Impairment and losses on sale of businesses and fixed assets

—	—	426	—	426

Exploration expense

—	—	136	—	136

Distribution and administration expenses

—	140	2,757	(10)	2,887

Profit before interest and taxation

544	4,885	6,763	(5,153)	7,039

Interest payable

8	51	358	(319)	98

Other finance expense (income)

4	(89)	161	—	76

Profit before taxation

532	4,923	6,244	(4,834)	6,865

Taxation

171	11	1,737	—	1,919

Profit for the period

361	4,912	4,507	(4,834)	4,946

Attributable to:

BP shareholders

361	4,912	4,473	(4,834)	4,912

Minority interest

—	—	34	—	34

361	4,912	4,507	(4,834)	4,946

The following is a summary of the adjustments to the profit for the period attributable to BP shareholders which would be required if US GAAP had been applied instead of IFRS.

	Issuer	Guarantor
	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
	($ million)
Three months ended March 31, 2004
Profit as reported	361	4,912	4,473	(4,834)	4,912
Adjustments:
Deferred taxation/business combinations	(6)	140	146	(140)	140
Provisions	—	(13)	(13)	13	(13)
Sale and leaseback	—	(2)	(2)	2	(2)
Derivative financial instruments	—	180	180	(180)	180
Inventory valuation	—	22	22	(22)	22
Gain arising on asset exchange	(5)	(3)	2	3	(3)
Pensions and other postretirement benefits	—	(97)	(84)	84	(97)
Equity-accounted investments	—	(7)	(7)	7	(7)
Other	(7)	(80)	(80)	87	(80)
Profit for the period as adjusted to accord with US GAAP	343	5,052	4,637	(4,980)	5,052

Balance sheet

	Issuer	Guarantor
	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
	($ million)
At March 31, 2005
Noncurrent assets
Property, plant and equipment	5,906	—	86,204	—	92,110
Goodwill	—	—	10,754	—	10,754
Other intangible assets	433	—	3,799	—	4,232
Investments in jointly controlled entities	—	—	14,519	—	14,519
Investments in associates	—	2	5,708	—	5,710
Other investments	—	—	810	—	810
Subsidiaries – equity-accounted basis	3,235	106,732	—	(109,967)	—
Fixed assets	9,574	106,734	121,794	(109,967)	128,135
Loans and other receivables	5,459	1,429	8,791	(11,160)	4,519
Defined benefit pension plan surplus	—	2,115	13	—	2,128
	15,033	110,278	130,598	(121,127)	134,782
Current assets
Inventories	81	—	16,481	—	16,562
Trade and other receivables	7,054	1,156	50,081	(13,877)	44,414
Current tax receivable	—	—	130	—	130
Cash and cash equivalents	(8)	2	1,527	—	1,521
	7,127	1,158	68,219	(13,877)	62,627
Total assets	22,160	111,436	198,817	(135,004)	197,409
Current liabilities
Trade and other payables	763	6,175	56,597	(13,877)	49,658
Finance debt	58	—	7,294	—	7,352
Current tax payable	—	—	5,293	—	5,293
Provisions	—	—	842	—	842
	821	6,175	70,026	(13,877)	63,145
Noncurrent liabilities
Other payables	4,311	63	13,391	(11,160)	6,605
Finance debt	—	—	12,212	—	12,212
Deferred tax liabilities	1,824	—	14,898	—	16,722
Provisions	558	250	7,895	—	8,703
Defined benefit pension plan and other postretirement benefit plan deficits	84	—	10,027	—	10,111
	6,777	313	58,423	(11,160)	54,353
Total liabilities	7,598	6,488	128,449	(25,037)	117,498
Net assets	14,562	104,948	70,368	(109,967)	79,911
Equity
BP shareholders’ equity	14,562	104,948	69,262	(109,967)	78,805
Minority interest	—	—	1,106	—	1,106
	14,562	104,948	70,368	(109,967)	79,911

	Issuer	Guarantor
	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
	($ million)
At March 31, 2005
Capital and reserves
Capital shares	3,353	5,363	—	(3,353)	5,363
Paid-in surplus	3,145	6,584	—	(3,145)	6,584
Merger reserve	—	26,481	697	—	27,178
Other reserves	—	28	—	—	28
Shares held by ESOP trusts	—	(148)	—	—	(148)
Revaluation of available-for-sale investments	—	—	189	—	189
Cash flow hedges	—	—	(185)	—	(185)
Exchange differences on translation of foreign operations	—	—	4,919	—	4,919
Treasury shares	—	(1,269)	—	—	(1,269)
Share-based payments	—	473	—	—	473
Retained earnings	8,064	67,436	63,642	(103,469)	35,673
	14,562	104,948	69,262	(109,967)	78,805

The following is a summary of the adjustments to BP shareholders’ equity which would be required if US GAAP had been applied instead of IFRS.

	Issuer	Guarantor
	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
	($ million)
BP shareholders’ equity as reported	14,562	104,948	69,262	(109,967)	78,805
Adjustments:
Deferred taxation/business combinations	250	2,479	2,229	(2,479)	2,479
Provisions	27	(115)	(141)	114	(115)
Oil and natural gas reserve differences	—	35	35	(35)	35
Sale and leaseback	—	(42)	(42)	42	(42)
Goodwill	—	214	214	(214)	214
Derivative financial instruments	—	235	235	(235)	235
Inventory valuation	(111)	(244)	(244)	355	(244)
Gain arising on asset exchange	248	248	—	(248)	248
Pensions and other postretirement benefits	82	4,087	2,574	(2,656)	4,087
Impairments	—	688	688	(688)	688
Provisions for severance and operating costs	—	43	43	(43)	43
Equity-accounted investments	—	101	101	(101)	101
BP shareholders’ equity as adjusted to accord with US GAAP	15,058	112,677	74,954	(116,155)	86,534

Balance sheet

	Issuer	Guarantor
	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
	($ million)
At December 31, 2004
Noncurrent assets
Property, plant and equipment	5,939	—	87,153	—	93,092
Goodwill	—	—	10,857	—	10,857
Other intangible assets	418	—	3,787	—	4,205
Investments in jointly controlled entities	—	—	14,556	—	14,556
Investments in associates	—	2	5,484	—	5,486
Other investments	—	—	467	—	467
Subsidiaries – equity-accounted basis	3,069	106,704	—	(109,773)	—
Fixed assets	9,426	106,706	122,304	(109,773)	128,663
Loans and other receivables	5,244	1,451	6,640	(10,916)	2,419
Defined benefit pension plan surplus	—	2,092	13	—	2,105
	14,670	110,249	128,957	(120,689)	133,187
Current assets
Inventories	107	—	15,538	—	15,645
Trade and other receivables	7,644	791	51,466	(15,619)	44,282
Current tax receivable	—	—	157	—	157
Cash and cash equivalents	(1)	4	1,356	—	1,359
	7,750	795	68,517	(15,619)	61,443
Total assets	22,420	111,044	197,474	(136,308)	194,630
Current liabilities
Trade and other payables	1,616	7,687	54,412	(15,619)	48,096
Finance debt	74	—	10,110	—	10,184
Current tax payable	2	—	4,129	—	4,131
Provisions	—	—	715	—	715
	1,692	7,687	69,366	(15,619)	63,126
Noncurrent liabilities
Other payables	4,263	57	11,034	(10,916)	4,438
Finance debt	—	—	12,907	—	12,907
Deferred tax liabilities	1,814	265	14,622	—	16,701
Provisions	549	—	8,335	—	8,884
Defined benefit pension plan and other postretirement benefit plan deficits	81	—	10,258	—	10,339
	6,707	322	57,156	(10,916)	53,269
Total liabilities	8,399	8,009	126,522	(26,535)	116,395
Net assets	14,021	103,035	70,952	(109,773)	78,235
Equity
BP shareholders’ equity	14,021	103,035	69,609	(109,773)	76,892
Minority interest	—	—	1,343	—	1,343
	14,021	103,035	70,952	(109,773)	78,235

	Issuer	Guarantor
	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
	($ million)
At December 31, 2004
Capital and reserves
Capital shares	3,353	5,403	—	(3,353)	5,403
Paid-in surplus	3,145	6,366	—	(3,145)	6,366
Merger reserve	—	26,465	697	—	27,162
Other reserves	—	44	—	—	44
Shares held by ESOP trusts	—	(82)	—	—	(82)
Exchange differences on translation of foreign operations	—	—	5,616	—	5,616
Share-based payments	—	434	—	—	434
Retained earnings	7,523	64,405	63,296	(103,275)	31,949
	14,021	103,035	69,609	(109,773)	76,892

The following is a summary of the adjustments to BP shareholders’ equity which would be required if US GAAP had been applied instead of IFRS.

	Issuer	Guarantor
	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
	($ million)
BP shareholders’ equity as reported	14,021	103,035	69,609	(109,773)	76,892
Adjustments:
Deferred taxation/business combinations	255	2,563	2,308	(2,563)	2,563
Provisions	26	(137)	(162)	136	(137)
Oil and natural gas reserve differences	—	30	30	(30)	30
Sale and leaseback	—	(43)	(43)	43	(43)
Goodwill	—	224	224	(224)	224
Derivative financial instruments	(63)	(315)	(315)	378	(315)
Inventory valuation	—	65	65	(65)	65
Gain arising on asset exchange	251	251	—	(251)	251
Pensions and other postretirement benefits	82	4,089	2,511	(2,593)	4,089
Impairments	—	677	677	(677)	677
Provisions for severance and operating costs	—	60	60	(60)	60
Equity-accounted investments	—	212	212	(212)	212
Investments	—	227	227	(227)	227
Other	—	(40)	(40)	40	(40)
BP shareholders’ equity as adjusted to accord with US GAAP	14,572	110,898	75,363	(116,078)	84,755

Cash flow statement

	Issuer	Guarantor
	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
	($ million)
Three months ended March 31, 2005
Net cash provided by operating activities	841	3,235	10,364	(5,066)	9,374
Net cash used in investing activities	(78)	519	(2,021)	—	(1,580)
Net cash used in financing activities	(770)	(3,756)	(8,163)	5,066	(7,623)
Currency translation differences relating to cash and cash equivalents	—	—	(9)	—	(9)
(Decrease) increase in cash and cash equivalents	(7)	(2)	171	—	162
Cash and cash equivalents at beginning of period	(1)	4	1,356	—	1,359
Cash and cash equivalents at end of period	(8)	2	1,527	—	1,521

	Issuer	Guarantor
	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
	($ million)
Three months ended March 31, 2004
Net cash provided by operating activities	548	2,629	12,909	(9,078)	7,008
Net cash used in investing activities	(92)	—	(1,676)	—	(1,768)
Net cash used in financing activities	(456)	(2,630)	(11,060)	9,078	(5,068)
Currency translation differences relating to cash and cash equivalents	—	—	3	—	3
(Decrease) increase in cash and cash equivalents	—	(1)	176	—	175
Cash and cash equivalents at beginning of period	(5)	3	2,058	—	2,056
Cash and cash equivalents at end of period	(5)	2	2,234	—	2,231

BP p.l.c. AND SUBSIDIARIES

FIRST-TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

(UNAUDITED)

Introduction

BP will adopt International Financial Reporting Standards (IFRS) for the first time in its financial statements for the year ending December 31, 2005, which will include comparative financial statements for the years ended December 31, 2004 and 2003. For all periods up to and including the year ended December 31, 2004, BP has prepared its financial statements in accordance with UK generally accepted accounting practice (UK GAAP). IFRS 1 ‘First-time Adoption of International Financial Reporting Standards’ (IFRS 1) requires that an entity develop accounting policies based on the standards and related interpretations effective at the reporting date of its first annual IFRS financial statements (that is, December 31, 2005). IFRS 1 also requires that those policies be applied as of the date of transition to IFRS (that is, January 1, 2003) and throughout all periods presented in the first IFRS financial statements. The accompanying interim financial information as of and for the three month periods ended March 31, 2005 and 2004, has been prepared in accordance with those IASB standards and IFRIC interpretations issued and effective, or issued and early-adopted, at April 26, 2005. The IASB standards and IFRIC interpretations that will be applicable at December 31, 2005, including those that will be applicable on an optional basis, are not known with certainty at the time of preparing this interim financial information. As a result, the accounting policies used to prepare these financial statements are subject to change up to the reporting date of the Company’s first IFRS financial statements.  In addition, BP has decided to early adopt IFRS 5 ‘Non-current Assets Held for Sale and Discontinued Operations’, IFRS 6 ‘Exploration for and Evaluation of Mineral Resources’, the amendment to IAS 19 ‘Amendment to international accounting standard IAS 19 Employee Benefits: Actuarial Gains and Losses, Group Plans and Disclosures’ and IFRIC 4 ‘Determining whether an Arrangement contains a Lease’.

IFRS 1 contains a number of exemptions which companies are permitted to apply. BP has elected:

•                                          not to present comparative information in accordance with IAS 32 ‘Financial Instruments: Disclosure and Presentation’ and IAS 39 ‘Financial Instruments: Recognition and Measurement’.

•                                          not to restate its financial information for acquisitions occurring before January 1, 2003.

•                                          to deem cumulative translation differences to be zero at January 1, 2003.

•                                          to recognize all actuarial gains and losses on pensions and other postretirement benefits directly in shareholders’ equity at January 1, 2003.  This is consistent with the Group’s adoption of FRS 17 ‘Retirement Benefits’ in 2004.

•                                          to apply IFRS 2 ‘Share-based Payment’ retrospectively to all share-based payments.

As a result of the above exemptions certain changes apply from January 1, 2003 (BP’s date of transition) followed by further changes (due to IAS 32 and IAS 39) to apply from January 1, 2005. The Group has also adopted IFRS 5 ‘Non-current Assets Held for Sale and Discontinued Operations’.

The restatement information for the years ended December 31, 2004 and 2003 is based on IFRS, except that financial assets and financial liabilities are accounted for on the basis of UK GAAP.

The principal differences for the Group between reporting on the basis of UK GAAP and on the basis of IFRS in 2003 and 2004 are as follows:

•                                          ceasing to amortize goodwill.

•                                          setting up deferred taxation on:

•                                          acquisitions

•                                          inventory valuation differences

•                                          unremitted earnings of subsidiaries, associates and jointly controlled entities.

•                                          expensing a greater proportion of major maintenance costs.

•                                          no longer recognizing dividends proposed but not declared as a liability at the balance sheet date.

•                                          recognizing an expense for the fair value of employee share option schemes.

•                                          recording asset swaps on the basis of fair value.

The principal additional difference for the Group between reporting on the basis of UK GAAP and IFRS from January 1, 2005 relates to measuring embedded derivatives at fair value.

The financial information presented is in two parts:

Years ended December 31, 2004 and 2003

•                                          Group Income Statement

•                                          Group Balance Sheet

•                                          Group Cash Flow Statement

•                                          Statement of Recognized Income and Expenses

•                                          Reconciliation of Group Equity from UK GAAP to IFRS

•                                          Differences between UK GAAP and IFRS presentation that have no impact on reported income or total equity

•                                          Differences between UK GAAP and IFRS that affect BP’s reported income or total equity

•                                          Reconciliations from UK GAAP to IFRS

•                                                             Group Income Statement for the year ended December 31, 2004

•                                                             Group Income Statement for the year ended December 31, 2003

•                                                             Group Balance Sheet at December 31, 2004

•                                                             Group Balance Sheet at December 31, 2003

•                                                             Group Balance Sheet at January 1, 2003

•                                                             Group Cash Flow Statement for the year ended December 31, 2004

•                                                             Group Cash Flow Statement for the year ended December 31, 2003

At January 1, 2005

•                                          Group Balance Sheet

•                                          Adjustments required to the balance sheet as at January 1, 2005 for the adoption of IAS 32 and IAS 39

•                                          Reconciliation from UK GAAP to IFRS

•                                                             Group Balance Sheet at January 1, 2005

On adopting IFRS, the Group has taken the opportunity to modify the format of its income statement.  The starting point for the reconciliations of the financial statements in this document is UK GAAP but using the formats that will be used for 2005 reporting.

YEARS ENDED

DECEMBER 31, 2004 AND 2003

Group Income Statement

For the year ended December 31,

	2004	2003
	($ million)

Sales and other operating revenues	284,932	232,508
Earnings from jointly controlled entities – after interest and tax	1,805	808
Earnings from associates – after interest and tax	463	391
Interest and other revenues	673	785
Total revenues	287,873	234,492
Gain on sale of businesses and fixed assets	1,904	1,895
Total revenues and other income	289,777	236,387

Purchases	217,614	176,160
Production and manufacturing expenses	19,003	15,874
Production and similar taxes	2,149	1,723
Depreciation, depletion and amortization	9,012	8,605
Impairment and losses on sale of businesses and fixed assets	2,721	1,801
Exploration expense	637	542
Distribution and administration expenses	13,609	12,954
Profit before interest and taxation	25,032	18,728
Interest payable	440	513
Other finance expense	357	547
Profit before taxation	24,235	17,668
Taxation	6,973	5,050
Profit for the year	17,262	12,618

Attributable to:
BP shareholders	17,075	12,448
Minority interest	187	170
	17,262	12,618
Earnings per share
Profit attributable to BP shareholders
Basic	78.24	56.14
Diluted	76.87	55.61

Group Balance Sheet

At December 31,

	2004	2003
	($ million)
Noncurrent assets
Property, plant and equipment	93,092	88,607
Goodwill	10,857	10,592
Other intangible assets	4,205	4,471
Investments in jointly controlled entities	14,556	12,909
Investments in associates	5,486	4,868
Other investments	467	1,579
Fixed assets	128,663	123,026
Loans and other receivables	2,419	2,711
Defined benefit pension plan surplus	2,105	1,680
	133,187	127,417
Current assets
Inventories	15,645	11,597
Trade and other receivables	44,282	31,343
Current tax receivable	157	78
Cash and cash equivalents	1,359	2,056
	61,443	45,074
Total assets	194,630	172,491

Current liabilities
Trade and other payables	48,096	36,151
Finance debt	10,184	9,456
Current tax payable	4,131	3,441
Provisions	715	735
	63,126	49,783
Noncurrent liabilities
Other payables	4,438	5,838
Finance debt	12,907	12,869
Deferred tax liabilities	16,701	16,051
Provisions	8,884	7,864
Defined benefit pension plan and other postretirement benefit plan deficits	10,339	9,822
	53,269	52,444
Total liabilities	116,395	102,227

Net assets	78,235	70,264

Equity
Share capital	5,403	5,552
Share premium account	5,636	3,957
Capital redemption reserve	730	523
Merger reserve	27,162	27,077
Other reserves	44	129
Shares held by ESOP trusts	(82)	(96)
Exchange differences on translation of foreign operations	5,616	3,619
Retained earnings	32,383	28,378
BP shareholders’ equity	76,892	69,139
Minority interest	1,343	1,125
Total equity	78,235	70,264

Group Cash Flow Statement

For the year ended December 31,

		2004	2003
		($ million)
	Operating activities
	Profit before taxation	24,235	17,668
	Adjustments to reconcile profits before tax to net cash provided by operating activities
	Exploration expenditure written off	274	297
	Depreciation, depletion and amortization	9,012	8,605
	Impairment and (gain) loss on sale of businesses and fixed assets	817	(94)
	Earnings from jointly controlled entities and associates	(2,268)	(1,199)
	Dividends received from jointly controlled entities and associates	2,199	548
	Interest receivable	(284)	(212)
	Interest received	344	186
	Interest payable	440	513
	Interest paid	(698)	(1,007)
	Other finance expense	357	547
	Share-based payments	224	208
	Net operating charge for pensions and other postretirement benefits, less contributions	(67)	(2,913)
	Net charge for provisions, less payments	(110)	66
	(Increase) decrease in inventories	(3,565)	(853)
	(Increase) decrease in trade and other receivables	(10,937)	(3,075)
	Increase (decrease) in trade and other payables	9,786	1,822
	Income taxes paid	(6,381)	(4,804)
	Net cash provided by operating activities	23,378	16,303

	Investing activities
	Capital expenditure	(12,286)	(11,885)
	Acquisitions, net of cash acquired	(1,503)	(211)
	Net investment in jointly controlled entities	(1,648)	(2,630)
	Net investment in associates	(942)	(987)
	Proceeds from disposal of assets	5,048	6,432
	Net cash used in investing activities	(11,331)	(9,281)

	Financing activities
	Net proceeds from shares issued (repurchased)	(7,208)	(1,889)
	Proceeds from long-term financing	2,675	4,322
	Repayments of long-term financing	(2,204)	(3,560)
	Net (decrease) increase in short-term debt	(24)	(2)
Dividends paid	- BP shareholders	(6,041)	(5,654)
	- Minority interest	(33)	(20)
	Net cash used in financing activities	(12,835)	(6,803)

	Currency translation differences relating to cash and cash equivalents	91	121
	(Decrease) increase in cash and cash equivalents	(697)	340
	Cash and cash equivalents at beginning of year	2,056	1,716
	Cash and cash equivalents at end of year	1,359	2,056

Statement of Recognized Income and Expenses

For the year ended December 31,

	2004	2003
	($ million)

Exchange differences on translation of foreign operations	2,283	3,656
Actuarial gain (loss) relating to pensions and other postretirement benefits	107	76
Exchange gain on translation of foreign operations transferred to gain or loss on sale of businesses and fixed assets	(78)	—
Unrealized gain on acquisition of further investment in equity-accounted investments	94	—
Tax on exchange differences on translation of foreign operations	(208)	(37)
Tax on actuarial gain (loss) relating to pensions and other postretirement benefits	96	(16)
Tax on share-based payment accrual	39	5
Net income recognized directly in equity	2,333	3,684
Profit for the year	17,262	12,618
Total recognized income and expense for the year	19,595	16,302

Attributable to:
BP shareholders	19,408	16,132
Minority interest	187	170
	19,595	16,302

Reconciliation of Group Equity from UK GAAP to IFRS

	December 31		January 1
	2004	2003	2003
	($ million)

BP shareholders’ equity under UK GAAP	76,656	70,595	63,834
Minority interest	1,343	1,125	638
Total equity	77,999	71,720	64,472
Adjustments to conform with IFRS
Goodwill amortization	2,985	1,421	—
Major maintenance expenditure	(794)	(545)	(394)
Share-based payments	353	235	179
Deferred tax	(3,986)	(3,844)	(4,523)
Asset swaps	(190)	(140)	(148)
Dividend accrual	1,821	1,494	1,397
Other	47	(77)	(116)
Total equity under IFRS	78,235	70,264	60,867

Differences between UK GAAP and IFRS presentation that have no impact on BP’s reported income or total equity

a)                                      Accounting for joint arrangements

Under UK GAAP, certain of the Group’s activities are conducted through joint arrangements and are included in the consolidated financial statements in proportion to the Group’s share of the income, expenses, assets and liabilities of these joint arrangements.  However, IFRS requires that if such joint arrangements comprise a legal entity they be treated as jointly controlled entities. The Group has chosen to account for jointly controlled entities under the equity method.  The entities affected include Atlantic LNG Trains 2 and 3, a group of German refineries and chemicals operations (ROG), the South Caucasus Pipeline Company (SCPC) and other minor operations.

Increase (decrease) in caption heading

	Years ended December 31,
	2004	2003
	($ million)
Sales and other operating revenues	(274)	(185)
Earnings from jointly controlled entities – after interest and tax	34	72
Interest and other revenues	(3)	(2)
Purchases	(82)	(93)
Production and manufacturing expenses	(44)	(7)
Depreciation, depletion and amortization	(110)	(11)
Distribution and administration expenses	9	—
Taxation	(16)	(4)
Profit for the year	—	—

	At December 31,		January 1,
	2004	2003	2003
	($ million)

Property, plant and equipment	(2,297)	(2,089)	(1,760)
Other intangible assets	(2)	(2)	(1)
Investments in jointly controlled entities	2,088	1,963	1,565
Inventories	(34)	(16)	(8)
Trade and other receivables	44	33	(22)
Cash and cash equivalents	(125)	(76)	(19)
Trade and other payables	(293)	(43)	(245)
Other payables	(2)	(140)	—
Deferred tax liabilities	(22)	(4)	—
Provisions	(9)	—	—
Total equity	—	—	—

b)                                      Presentation of results of equity-accounted entities

Present UK practice in respect of equity accounting is to present the Group’s share of the operating profit, exceptional items, interest expense and tax charge of associates and jointly controlled entities in the corresponding line of the Group’s income statement.  IFRS requires the presentation of equity-accounted results as a single net profit item in the income statement.  Consequently, the Group’s share of all the individual equity-accounted items have been removed from the relevant lines in the income statement and offset against operating profit to present them on a net-profit basis.

Increase (decrease) in caption heading

	Years ended December 31,
	2004	2003
	($ million)
Earnings from jointly controlled entities - after interest and tax	(1,251)	(233)
Earnings from associates – after interest and tax	(171)	(125)
Interest payable	(206)	(134)
Taxation	(1,173)	(224)
Minority interest	(43)	—
Profit for the year	—	—

	At December 31,		January 1,
	2004	2003	2003
	($ million)
Total equity	—	—	—

c)                                      Presentation of pensions and other retirement benefit obligations

BP adopted the UK standard on retirement benefits, FRS 17, in 2004.  Under this standard, retirement benefit obligations and assets are presented on a net-of-tax basis in the balance sheet.  IFRS, however, requires that these assets and liabilities be shown gross with the related deferred tax effects included within the deferred tax captions in the balance sheet.  An adjustment has therefore been made to reclassify the deferred tax balances.

Increase (decrease) in caption heading

	Years ended December 31,
	2004	2003
	($ million)
Profit for the year	—	—

	At December 31,		January 1,
	2004	2003	2003
	($ million)
Defined benefit pension plan surplus	630	534	166
Deferred tax liabilities	(1,720)	(1,653)	(2,620)
Defined benefit pension plan and other postretirement benefit plan deficits	2,350	2,187	2,786
Total equity	—	—	—

d)                                      Reclassification of leasehold premiums

In accordance with UK practice BP has included leasehold premiums paid within property, plant and equipment.  Under IFRS, the premiums paid on operating leases represent prepaid lease payments and have therefore been reclassified within loans and other receivables as prepayments.

Increase (decrease) in caption heading

	Years ended December 31,
	2004	2003
	($ million)
Profit for the year	—	—

	At December 31,		January 1,
	2004	2003	2003
	($ million)
Property, plant and equipment	(102)	(205)	(199)
Loans and other receivables	102	205	199
Total equity	—	—	—

e)                                      Liquid resources

Short-term investments have been reclassified as cash and cash equivalents under IFRS.

Increase (decrease) in caption heading

	Years ended December 31,
	2004	2003
	($ million)
Profit for the year	—	—

	At December 31,		January 1,
	2004	2003	2003
	($ million)
Other investments	(328)	(185)	(215)
Cash and cash equivalents	328	185	215

Differences between UK GAAP and IFRS that affect BP’s reported income or total equity

a)                                      Goodwill amortization

Under UK GAAP, BP capitalizes goodwill and amortizes it over its estimated useful economic life, which is usually 10 years.  Under IFRS, however, goodwill is not amortized but is subject to an annual impairment review.  In accordance with IFRS 1 an impairment test was carried out at the date of transition (DoT).  No impairment was identified and no other adjustments to the value of goodwill were made.  This adjustment reverses the amortization of goodwill charged under UK GAAP after the DoT to IFRS.

Increase (decrease) in caption heading

	Years ended December 31,
	2004	2003
	($ million)
Depreciation, depletion and amortization	(1,428)	(1,376)
Impairment and losses on sale of businesses and fixed assets	(61)	—
Profit for the year	1,489	1,376

	At December 31,		January 1,
	2004	2003	2003
	($ million)
Goodwill	2,985	1,421	—
Total equity	2,985	1,421	—

b)                                      Deferred tax adjustments

Under UK GAAP, deferred tax is provided on timing differences, whereas IFRS requires provision to be made for temporary differences between carrying values and the related tax base.  As a result, deferred tax needs to be recognized under IFRS in respect of a number of differences for which no deferred tax was recognized under UK GAAP.  The major areas affected by this are described below.

Deferred tax on acquisition adjustments

In accordance with the requirements of IFRS, additional deferred tax has been provided on the temporary difference created by the allocation of fair values to the noncurrent assets acquired in a business combination.  The consequent increase in the difference between the carrying value of noncurrent assets and the tax base is not considered to be a timing difference under UK GAAP, but is regarded as a temporary difference for IFRS.  An adjustment is therefore required to reflect the increase in the deferred tax liability at the DoT.  The resulting deferred tax liability changes due to the depreciation or impairment of the underlying fixed asset.

Increase (decrease) in caption heading

	Years ended December 31,
	2004	2003
	($ million)
Impairment and losses on sale of businesses and fixed assets	25	—
Taxation	(418)	(873)
Profit for the year	393	873

	At December 31,		January 1,
	2004	2003	2003
	($ million)
Property, plant and equipment	159	—	—
Deferred tax liabilities	2,591	2,764	3,608
Total equity	(2,432)	(2,764)	(3,608)

Deferred tax on inventory

Certain subsidiaries, principally in the US, have inventories valued on the last-in, first-out (LIFO) basis for tax purposes.  The difference between the book and tax valuation is not a timing difference for UK GAAP but is a temporary difference for IFRS.

Increase (decrease) in caption heading

	Years ended December 31,
	2004	2003
	($ million)
Taxation	438	165
Profit for the year	(438)	(165)

	At December 31,		January 1,
	2004	2003	2003
	($ million)
Deferred tax liabilities	1,340	894	729
Total equity	(1,340)	(894)	(729)

Deferred tax on unremitted retained earnings of overseas entities

Under UK GAAP, a deferred tax provision is made for tax which would arise on the remittance of the retained earnings of overseas subsidiaries, joint ventures and associated undertakings, only to the extent that dividends have been accrued as receivable.  For IFRS, deferred tax is recognized for all retained earnings whose distribution is not within the control of the Group or whose distribution is likely in the foreseeable future, irrespective of whether dividends have actually been accrued or declared.

Increase (decrease) in caption heading

	Years ended ,
	2004	2003
	($ million)
Taxation	29	—
Profit for the year	(29)	—

	At December 31,		January 1,
	2004	2003	2003
	($ million)
Deferred tax liabilities	214	186	186
Total equity	(214)	(186)	(186)

c)                                      Major maintenance expenditure

Under UK GAAP, the Group capitalizes expenditure on major maintenance, refits or repairs where it enhances or restores the performance of an asset, or replaces an asset or part of an asset that was separately depreciated.  Under IFRS, the Group will continue to capitalize expenditure where it enhances the performance of an asset or replaces an asset or part of an asset that meets the Group’s definition of a part of an asset in accordance with IAS 16 ‘Property, Plant and Equipment’.  Other elements of expenditure incurred during major plant maintenance shutdowns, such as overhaul costs, are not permitted to be capitalized under IFRS.  There is therefore a reduction in the carrying value of property, plant and equipment to reflect this change for expensing overhaul costs which no longer qualify for capitalization.

Increase (decrease) in caption heading

	Years ended December 31,
	2004	2003
	($ million)
Production and manufacturing expenses	586	417
Depreciation, depletion and amortization	(296)	(216)
Taxation	(73)	(81)
Profit for the year	(217)	(120)

	At December 31,		January 1,
	2004	2003	2003
	($ million)
Property, plant and equipment	(1,148)	(818)	(577)
Deferred tax liabilities	(354)	(273)	(183)
Total equity	(794)	(545)	(394)

d)                                      Share-based payment

Under UK GAAP, BP recognizes as expense only the costs of the potential awards for the long-term incentive plans (Executive Directors Incentive Plan and the Long Term Performance Plan).  The costs of these awards are accrued over the performance period of each plan based on the estimated actual cost of shares, and an adjustment is made to reflect the actual cost when the final award is confirmed.

IFRS requires the fair value of the option and share awards which ultimately vest to be charged to the income statement over the vesting or performance period.  The fair value is determined at the date of the grant using an appropriate pricing model (i.e. a binomial model).  If an award fails to vest as the result of certain types of performance condition not being satisfied, the charge to the income statement will be adjusted to reflect this.

BP has developed a binomial (or lattice-type) pricing model which has been used to arrive at the fair value at the grant date of the share option schemes and part of the award under the long-term incentive plans.  The other part of the long-term incentive plans is based on market conditions and has been valued using a Monte Carlo model.

Although IFRS 1 allows entities to restrict the recognition of the expense of share-based payments to those schemes granted after November 7, 2002 which have not vested as of January 1, 2005, BP has elected to apply IFRS 2 ‘Share-based Payment’ fully retrospectively.

Increase (decrease) in caption heading

	Years ended December 31,
	2004	2003
	($ million)
Production and manufacturing expenses	28	25
Distribution and administration expenses	58	70
Taxation	(62)	(56)
Profit for the year	(24)	(39)

	At December 31,		January 1,
	2004	2003	2003
	($ million)
Deferred tax liabilities	(353)	(235)	(179)
Total equity	353	235	179

e)                                      Asset swaps: fair value adjustment

Under UK GAAP asset swaps are generally treated as exchanges of assets at net book value, with no gain or loss resulting from them.  IFRS requires assets acquired in asset exchanges to be accounted for at fair value at the date of the transaction, with any gain or loss recognized in income.

In 2000 BP agreed to a transaction with its partners in the Prudhoe Bay field in Alaska whereby it received an increase in its natural gas interest in return for a reduction in its share of liquids production.

In 2001 BP undertook a transaction with Solvay which led to the exchange of businesses for an interest in a joint venture and an associated undertaking.  The transaction has been recorded at fair value for IFRS.  On November 1, 2004 BP acquired Solvay’s interests in these ventures and has accounted for this as a business combination.

Increase (decrease) in caption heading

		Years ended December 31,
		2004	2003
		($ million)
Depreciation, depletion and amortization		(12)	(5)
Taxation		(27)	3
Profit for the year		39	2

	At December 31,		January 1,
	2004	2003	2003
	($ million)
Property, plant and equipment	(340)	(269)	(280)
Other payables	(48)	(53)	(52)
Deferred tax liabilities	(102)	(76)	(80)
Total equity	(190)	(140)	(148)

f)                                        Dividend accrual

The present UK GAAP approach to the recognition of proposed dividends is to account for the dividend in the period to which it relates, e.g. the dividend proposed in February 2005 in respect of the final quarter of 2004 is accrued for in 2004.  Under IFRS, the proposed dividend can be recognized only in the period in which it is properly authorized or paid, which, in the case of BP, is the quarter following that to which the dividend relates, i.e. the dividend proposed in February 2005 in respect of the fourth quarter of 2004 can be accounted for only in the first quarter of 2005.  Therefore each balance sheet is adjusted to derecognize the dividend declared after the balance sheet date.

Increase (decrease) in caption heading

	At December 31,		January 1,
	2004	2003	2003
	($ million)
Trade and other payables	(1,821)	(1,494)	(1,397)
Total equity	1,821	1,494	1,397

g)                                     Recycling of cumulative currency translation differences on disposal of net investment in foreign operations

The consolidation of entities with a non-US dollar functional currency results in currency translation differences which are taken directly to equity, where they are accumulated.  Under UK GAAP these cumulative currency translation differences remain in equity. IFRS requires that when an entity is wholly or partially disposed of such cumulative translation differences be recycled to the income statement as part of the gain or loss on disposal.  In addition, there is a requirement to maintain such differences as a separate component of equity.  In accordance with one of the exemptions in IFRS 1, the amount of this component has been deemed by BP to be zero at the DoT.  Consequently, only those translation differences that arise after the DoT will be recycled upon disposal of a foreign operation.

Increase (decrease) in caption heading

		Years ended December 31,
		2004	2003
		($ million)
Gain on sale of businesses and fixed assets		78	—
Profit for the year		78	—

	At December 31,		January 1,
	2004	2003	2003
	($ million)
Total equity	—	—	—

h)                                     Other

This adjustment includes the IFRS adjustments made to equity-accounted entities.

Reconciliations of UK GAAP to International Financial Reporting Standards

Group Income Statement for the year ended December 31, 2004

Group Income Statement for the year ended December 31, 2003

Group Balance Sheet at December 31, 2004

Group Balance Sheet at December 31, 2003

Group Balance Sheet at January 1, 2003

Group Cash Flow Statement for the year ended December 31, 2004

Group Cash Flow Statement for the year ended December 31, 2003

Group Income Statement Reconciliation from UK GAAP to IFRS

For the year ended December 31, 2004

	UK GAAP in IFRS format	Joint arrangements	Net equity accounting	Goodwill amortization	Deferred tax	Major maintenance expenditure	Share- based payments	Asset swaps	Recycling FX on disposal	Other	Total IFRS adjustments	IFRS
	($ million)
Sales and other operating revenues	285,059	(274)	—	—	—	—	—	—	—	147	(127)	284,932
Earnings from jointly controlled entities – after interest and tax	2,943	34	(1,251)	—	—	—	—	—	—	79	(1,138)	1,805
Earnings from associates – after interest and tax	634	—	(171)	—	—	—	—	—	—	—	(171)	463
Interest and other revenues	675	(3)	—	—	—	—	—	—	—	1	(2)	673
Total revenues	289,311	(243)	(1,422)	—	—	—	—	—	—	227	(1,438)	287,873
Gain on sale of businesses and fixed assets	1,829	—	—	—	—	—	—	—	78	(3)	75	1,904
Total revenues and other income	291,140	(243)	(1,422)	—	—	—	—	—	78	224	(1,363)	289,777

Purchases	217,659	(82)	—	—	—	—	—	—	—	37	(45)	217,614
Production and manufacturing expenses	18,330	(44)	—	—	—	586	28	—	—	103	673	19,003
Production and similar taxes	2,149	—	—	—	—	—	—	—	—	—	—	2,149
Depreciation, depletion and amortization	10,840	(110)	—	(1,428)	—	(296)	—	(12)	—	18	(1,828)	9,012
Impairment and losses on sale of businesses and fixed assets	2,757	—	—	(61)	25	—	—	—	—	—	(36)	2,721
Exploration expense	637	—	—	—	—	—	—	—	—	—	—	637
Distribution and administration expenses	13,526	9	—	—	—	—	58	—	—	16	83	13,609
Profit before interest and taxation	25,242	(16)	(1,422)	1,489	(25)	(290)	(86)	12	78	50	(210)	25,032
Interest payable	642	—	(206)	—	—	—	—	—	—	4	(202)	440
Other finance expense	357	—	—	—	—	—	—	—	—	—	—	357
Profit before taxation	24,243	(16)	(1,216)	1,489	(25)	(290)	(86)	12	78	46	(8)	24,235
Taxation	8,282	(16)	(1,173)	—	49	(73)	(62)	(27)	—	(7)	(1,309)	6,973
Profit for the year	15,961	—	(43)	1,489	(74)	(217)	(24)	39	78	53	1,301	17,262

Attributable to:
BP shareholders	15,731	—	—	1,489	(74)	(217)	(24)	39	78	53	1,344	17,075
Minority interest	230	—	(43)	—	—	—	—	—	—	—	(43)	187
	15,961	—	(43)	1,489	(74)	(217)	(24)	39	78	53	1,301	17,262

Group Income Statement Reconciliation from UK GAAP to IFRS

For the year ended December 31, 2003

	UK GAAP in IFRS format	Joint arrangements	Net equity accounting	Goodwill amortization	Deferred tax	Major maintenance expenditure	Share- based payments	Asset swaps	Recycling FX on disposal	Other	Total IFRS adjustments	IFRS
	($ million)

Sales and other operating revenues	232,571	(185)	—	—	—	—	—	—	—	122	(63)	232,508
Earnings from jointly controlled entities – after interest and tax	924	72	(233)	—	—	—	—	—	—	45	(116)	808
Earnings from associates – after interest and tax	514	—	(125)	—	—	—	—	—	—	2	(123)	391
Interest and other revenues	786	(2)	—	—	—	—	—	—	—	1	(1)	785
Total revenues	234,795	(115)	(358)	—	—	—	—	—	—	170	(303)	234,492
Gain on sale of businesses and fixed assets	1,894	—	—	—	—	—	—	—	—	1	1	1,895
Total revenues and other income	236,689	(115)	(358)	—	—	—	—	—	—	171	(302)	236,387

Purchases	176,185	(93)	—	—	—	—	—	—	—	68	(25)	176,160
Production and manufacturing expenses	15,402	(7)	—	—	—	417	25	—	—	37	472	15,874
Production and similar taxes	1,723	—	—	—	—	—	—	—	—	—	—	1,723
Depreciation, depletion and amortization	10,202	(11)	—	(1,376)	—	(216)	—	(5)	—	11	(1,597)	8,605
Impairment and losses on sale of businesses and fixed assets	1,801	—	—	—	—	—	—	—	—	—	—	1,801
Exploration expense	542	—	—	—	—	—	—	—	—	—	—	542
Distribution and administration expenses	12,880	—	—	—	—	—	70	—	—	4	74	12,954
Profit before interest and taxation	17,954	(4)	(358)	1,376	—	(201)	(95)	5	—	51	774	18,728
Interest payable	644	—	(134)	—	—	—	—	—	—	3	(131)	513
Other finance expense	547	—	—	—	—	—	—	—	—	—	—	547
Profit before taxation	16,763	(4)	(224)	1,376	—	(201)	(95)	5	—	48	905	17,668
Taxation	6,111	(4)	(224)	—	(708)	(81)	(56)	3	—	9	(1,061)	5,050
Profit for the year	10,652	—	—	1,376	708	(120)	(39)	2	—	39	1,966	12,618

Attributable to:
BP shareholders	10,482	—	—	1,376	708	(120)	(39)	2	—	39	1,966	12,448
Minority interest	170	—	—	—	—	—	—	—	—	—	—	170
	10,652	—	—	1,376	708	(120)	(39)	2	—	39	1,966	12,618

Group Balance Sheet Reconciliation from UK GAAP to IFRS

At December 31, 2004

	UK GAAP in IFRS format	Joint arrange- ments	Pension reclassi- fication	Leasehold premiums	Liquid resources	Goodwill amorti- zation	Deferred tax	Major maintenance expenditure	Share- based payments	Asset swaps	Dividend accrual	Other	Total IFRS adjustments	IFRS
	($ million)

Noncurrent assets
Property, plant and equipment	96,748	(2,297)	—	(102)	—	—	159	(1,148)	—	(340)	—	72	(3,656)	93,092
Goodwill	7,872	—	—	—	—	2,985	—	—	—	—	—	—	2,985	10,857
Other intangible assets	4,204	(2)	—	—	—	—	—	—	—	—	—	3	1	4,205
Investments in jointly controlled entities	12,451	2,088	—	—	—	—	—	—	—	—	—	17	2,105	14,556
Investments in associates	5,488	—	—	—	—	—	—	—	—	—	—	(2)	(2)	5,486
Other investments	467	—	—	—	—	—	—	—	—	—	—	—	—	467
Fixed assets	127,230	(211)	—	(102)	—	2,985	159	(1,148)	—	(340)	—	90	1,433	128,663
Loans and other receivables	2,301	—	—	102	—	—	—	—	—	—	—	16	118	2,419
Defined benefit pension plan surplus	1,475	—	630	—	—	—	—	—	—	—	—	—	630	2,105
	131,006	(211)	630	—	—	2,985	159	(1,148)	—	(340)	—	106	2,181	133,187
Current assets
Inventories	15,698	(34)	—	—	—	—	—	—	—	—	—	(19)	(53)	15,645
Trade and other receivables	44,238	44	—	—	—	—	—	—	—	—	—	—	44	44,282
Other investments	328	—	—	—	(328)	—	—	—	—	—	—	—	(328)	—
Current tax receivable	157	—	—	—	—	—	—	—	—	—	—	—	—	157
Cash and cash equivalents	1,156	(125)	—	—	328	—	—	—	—	—	—	—	203	1,359
	61,577	(115)	—	—	—	—	—	—	—	—	—	(19)	(134)	61,443
Total assets	192,583	(326)	630	—	—	2,985	159	(1,148)	—	(340)	—	87	2,047	194,630

Current liabilities
Trade and other payables	50,210	(293)	—	—	—	—	—	—	—	—	(1,821)	—	(2,114)	48,096
Finance debt	10,184	—	—	—	—	—	—	—	—	—	—	—	—	10,184
Current tax payable	4,131	—	—	—	—	—	—	—	—	—	—	—	—	4,131
Provisions	715	—	—	—	—	—	—	—	—	—	—	—	—	715
	65,240	(293)	—	—	—	—	—	—	—	—	(1,821)	—	(2,114)	63,126
Noncurrent liabilities
Other payables	4,505	(2)	—	—	—	—	—	—	—	(48)	—	(17)	(67)	4,438
Finance debt	12,907	—	—	—	—	—	—	—	—	—	—	—	—	12,907
Deferred tax liabilities	15,050	(22)	(1,720)	—	—	—	4,145	(354)	(353)	(102)	—	57	1,651	16,701
Provisions	8,893	(9)	—	—	—	—	—	—	—	—	—	—	(9)	8,884
Defined benefit pension plan and other postretirement benefit plan deficits	7,989	—	2,350	—	—	—	—	—	—	—	—	—	2,350	10,339
	49,344	(33)	630	—	—	—	4,145	(354)	(353)	(150)	—	40	3,925	53,269
Total liabilities	114,584	(326)	630	—	—	—	4,145	(354)	(353)	(150)	(1,821)	40	1,811	116,395

Net assets	77,999	—	—	—	—	2,985	(3,986)	(794)	353	(190)	1,821	47	236	78,235

BP shareholders’ equity	76,656	—	—	—	—	2,985	(3,986)	(794)	353	(190)	1,821	47	236	76,892
Minority interest	1,343	—	—	—	—	—	—	—	—	—	—	—	—	1,343
Total equity	77,999	—	—	—	—	2,985	(3,986)	(794)	353	(190)	1,821	47	236	78,235

Group Balance Sheet Reconciliation from UK GAAP to IFRS

At December 31, 2003

	UK GAAP in IFRS format	Joint arrange- ments	Pension reclassi- fication	Leasehold premiums	Liquid resources	Goodwill amorti- zation	Deferred tax	Major maintenance expenditure	Share- based payments	Asset swaps	Dividend accrual	Other	Total IFRS adjustments	IFRS
	($ million)

Noncurrent assets
Property, plant and equipment	91,911	(2,089)	—	(205)	—	—	—	(818)	—	(269)	—	77	(3,304)	88,607
Goodwill	9,169	—	—	—	—	1,421	—	—	—	—	—	2	1,423	10,592
Other intangible assets	4,473	(2)	—	—	—	—	—	—	—	—	—	—	(2)	4,471
Investments in jointly controlled entities	11,009	1,963	—	—	—	—	—	—	—	—	—	(63)	1,900	12,909
Investments in associates	4,870	—	—	—	—	—	—	—	—	—	—	(2)	(2)	4,868
Other investments	1,579	—	—	—	—	—	—	—	—	—	—	—	—	1,579
Fixed assets	123,011	(128)	—	(205)	—	1,421	—	(818)	—	(269)	—	14	15	123,026
Loans and other receivables	2,518	—	—	205	—	—	—	—	—	—	—	(12)	193	2,711
Defined benefit pension plan surplus	1,146	—	534	—	—	—	—	—	—	—	—	—	534	1,680
	126,675	(128)	534	—	—	1,421	—	(818)	—	(269)	—	2	742	127,417
Current assets
Inventories	11,617	(16)	—	—	—	—	—	—	—	—	—	(4)	(20)	11,597
Trade and other receivables	31,306	33	—	—	—	—	—	—	—	—	—	4	37	31,343
Other investments	185	—	—	—	(185)	—	—	—	—	—	—	—	(185)	—
Current tax receivable	78	—	—	—	—	—	—	—	—	—	—	—	—	78
Cash and cash equivalents	1,947	(76)	—	—	185	—	—	—	—	—	—	—	109	2,056
	45,133	(59)	—	—	—	—	—	—	—	—	—	—	(59)	45,074
Total assets	171,808	(187)	534	—	—	1,421	—	(818)	—	(269)	—	2	683	172,491

Current liabilities
Trade and other payables	37,687	(43)	—	—	—	—	—	—	—	—	(1,494)	1	(1,536)	36,151
Finance debt	9,456	—	—	—	—	—	—	—	—	—	—	—	—	9,456
Current tax payable	3,441	—	—	—	—	—	—	—	—	—	—	—	—	3,441
Provisions	735	—	—	—	—	—	—	—	—	—	—	—	—	735
	51,319	(43)	—	—	—	—	—	—	—	—	(1,494)	1	(1,536)	49,783
Noncurrent liabilities
Other payables	6,030	(140)	—	—	—	—	—	—	—	(53)	—	1	(192)	5,838
Finance debt	12,869	—	—	—	—	—	—	—	—	—	—	—	—	12,869
Deferred tax liabilities	14,371	(4)	(1,653)	—	—	—	3,844	(273)	(235)	(76)	—	77	1,680	16,051
Provisions	7,864	—	—	—	—	—	—	—	—	—	—	—	—	7,864
Defined benefit pension plan and other postretirement benefit plan deficits	7,635	—	2,187	—	—	—	—	—	—	—	—	—	2,187	9,822
	48,769	(144)	534	—	—	—	3,844	(273)	(235)	(129)	—	78	3,675	52,444
Total liabilities	100,088	(187)	534	—	—	—	3,844	(273)	(235)	(129)	(1,494)	79	2,139	102,227

Net assets	71,720	—	—	—	—	1,421	(3,844)	(545)	235	(140)	1,494	(77)	(1,456)	70,264

BP shareholders’ equity	70,595	—	—	—	—	1,421	(3,844)	(545)	235	(140)	1,494	(77)	(1,456)	69,139
Minority interest	1,125	—	—	—	—	—	—	—	—	—	—	—	—	1,125
Total equity	71,720	—	—	—	—	1,421	(3,844)	(545)	235	(140)	1,494	(77)	(1,456)	70,264

Group Balance Sheet Reconciliation from UK GAAP to IFRS

At January 1, 2003

	UK GAAP in IFRS format	Joint arrange- ments	Pension reclassi- fication	Leasehold premiums	Liquid resources	Goodwill amorti- zation	Deferred tax	Major maintenance expenditure	Share- based payments	Asset swaps	Dividend accrual	Other	Total IFRS adjustments	IFRS
	($ million)

Noncurrent assets
Property, plant and equipment	87,682	(1,760)	—	(199)	—	—	—	(577)	—	(280)	—	77	(2,739)	84,943
Goodwill	10,438	—	—	—	—	—	—	—	—	—	—	2	2	10,440
Other intangible assets	5,128	(1)	—	—	—	—	—	—	—	—	—	—	(1)	5,127
Investments in jointly controlled entities	4,031	1,565	—	—	—	—	—	—	—	—	—	—	1,565	5,596
Investments in associates	4,626	—	—	—	—	—	—	—	—	—	—	(112)	(112)	4,514
Other investments	1,995	—	—	—	—	—	—	—	—	—	—	—	—	1,995
Fixed assets	113,900	(196)	—	(199)	—	—	—	(577)	—	(280)	—	(33)	(1,285)	112,615
Loans and other receivables	2,346	—	—	199	—	—	—	—	—	—	—	3	202	2,548
Defined benefit pension plan surplus	388	—	166	—	—	—	—	—	—	—	—	—	166	554
	116,634	(196)	166	—	—	—	—	(577)	—	(280)	—	(30)	(917)	115,717
Current assets
Inventories	10,181	(8)	—	—	—	—	—	—	—	—	—	(18)	(26)	10,155
Trade and other receivables	26,811	(22)	—	—	—	—	—	—	—	—	—	4	(18)	26,793
Other investments	215	—	—	—	(215)	—	—	—	—	—	—	—	(215)	—
Current tax receivable	94	—	—	—	—	—	—	—	—	—	—	—	—	94
Cash and cash equivalents	1,520	(19)	—	—	215	—	—	—	—	—	—	—	196	1,716
	38,821	(49)	—	—	—	—	—	—	—	—	—	(14)	(63)	38,758
Total assets	155,455	(245)	166	—	—	—	—	(577)	—	(280)	—	(44)	(980)	154,475

Current liabilities
Trade and other payables	32,795	(245)	—	—	—	—	—	—	—	—	(1,397)	1	(1,641)	31,154
Finance debt	10,086	—	—	—	—	—	—	—	—	—	—	—	—	10,086
Current tax payable	3,420	—	—	—	—	—	—	—	—	—	—	—	—	3,420
Provisions	716	—	—	—	—	—	—	—	—	—	—	—	—	716
	47,017	(245)	—	—	—	—	—	—	—	—	(1,397)	1	(1,641)	45,376
Noncurrent liabilities
Other payables	3,412	—	—	—	—	—	—	—	—	(52)	—	1	(51)	3,361
Finance debt	11,922	—	—	—	—	—	—	—	—	—	—	—	—	11,922
Deferred tax liabilities	13,514	—	(2,620)	—	—	—	4,523	(183)	(179)	(80)	—	70	1,531	15,045
Provisions	7,120	—	—	—	—	—	—	—	—	—	—	—	—	7,120
Defined benefit pension plan and other postretirement benefit plan deficits	7,998	—	2,786	—	—	—	—	—	—	—	—	—	2,786	10,784
	43,966	—	166	—	—	—	4,523	(183)	(179)	(132)	—	71	4,266	48,232
Total liabilities	90,983	(245)	166	—	—	—	4,523	(183)	(179)	(132)	(1,397)	72	2,625	93,608

Net assets	64,472	—	—	—	—	—	(4,523)	(394)	179	(148)	1,397	(116)	(3,605)	60,867

BP shareholders’ equity	63,834	—	—	—	—	—	(4,523)	(394)	179	(148)	1,397	(116)	(3,605)	60,229
Minority interest	638	—	—	—	—	—	—	—	—	—	—	—	—	638
Total equity	64,472	—	—	—	—	—	(4,523)	(394)	179	(148)	1,397	(116)	(3,605)	60,867

Group Cash Flow Reconciliation from UK GAAP to IFRS

For the year ended December 31, 2004

	UK GAAP in IFRS format	Joint arrangements	Net equity accounting	Goodwill amortization	Deferred tax	Major maintenance expenditure	Share- based payments	Asset swaps	Recycling FX on disposal	Other	Total IFRS adjustments	IFRS
	($ million)

Operating activities
Profit before taxation	24,243	(16)	(1,216)	1,489	(25)	(290)	(86)	12	78	46	(8)	24,235
Adjustments to reconcile profits before tax to net cash provided by operating activities:
Exploration expenditure written off	274	—	—	—	—	—	—	—	—	—	—	274
Depreciation, depletion and amortization	10,840	(110)	—	(1,428)	—	(296)	—	(12)	—	18	(1,828)	9,012
Impairment and (gain) loss on sale of businesses and fixed assets	928	—	—	(61)	25	—	—	—	(78)	3	(111)	817
Earnings from jointly controlled entities and associates	(3,577)	(34)	1,422	—	—	—	—	—	—	(79)	1,309	(2,268)
Dividends received from jointly controlled entities and associates	2,199	—	—	—	—	—	—	—	—	—	—	2,199
Interest receivable	(272)	(12)	—	—	—	—	—	—	—	—	(12)	(284)
Interest received	332	12	—	—	—	—	—	—	—	—	12	344
Interest payable	642	—	(206)	—	—	—	—	—	—	4	(202)	440
Interest paid	(694)	—	—	—	—	—	—	—	—	(4)	(4)	(698)
Other finance expense	357	—	—	—	—	—	—	—	—	—	—	357
Share-based payments	138	—	—	—	—	—	86	—	—	—	86	224
Net operating charge for pensions and other post-retirement benefits, less contributions	(67)	—	—	—	—	—	—	—	—	—	—	(67)
Net charge for provisions, less payments	(110)	—	—	—	—	—	—	—	—	—	—	(110)
(Increase) decrease in inventories	(3,595)	16	—	—	—	—	—	—	—	14	30	(3,565)
(Increase) decrease in trade and other receivables	(10,920)	(10)	—	—	—	—	—	—	—	(7)	(17)	(10,937)
Increase (decrease) in trade and other payables	9,726	60	—	—	—	—	—	—	—	—	60	9,786
Income taxes paid	(6,378)	(3)	—	—	—	—	—	—	—	—	(3)	(6,381)
Net cash provided by operating activities	24,066	(97)	—	—	—	(586)	—	—	—	(5)	(688)	23,378
Investing activities
Capital expenditure	(13,035)	158	—	—	—	586	—	—	—	5	749	(12,286)
Acquisitions, net of cash acquired	(1,503)	—	—	—	—	—	—	—	—	—	—	(1,503)
Net investment in jointly controlled entities	(1,522)	(126)	—	—	—	—	—	—	—	—	(126)	(1,648)
Net investment in associates	(942)	—	—	—	—	—	—	—	—	—	—	(942)
Proceeds from disposal of assets	5,048	—	—	—	—	—	—	—	—	—	—	5,048
Net cash used in investing activities	(11,954)	32	—	—	—	586	—	—	—	5	623	(11,331)
Financing activities
Net proceeds from shares issued (repurchased)	(7,208)	—	—	—	—	—	—	—	—	—	—	(7,208)
Proceeds from long-term financing	2,675	—	—	—	—	—	—	—	—	—	—	2,675
Repayments of long-term financing	(2,204)	—	—	—	—	—	—	—	—	—	—	(2,204)
Net (decrease) increase in short-term debt	(40)	16	—	—	—	—	—	—	—	—	16	(24)
Dividends paid – BP shareholders	(6,041)	—	—	—	—	—	—	—	—	—	—	(6,041)
Dividends paid – Minority shareholders	(33)	—	—	—	—	—	—	—	—	—	—	(33)
Net cash used in financing activities	(12,851)	16	—	—	—	—	—	—	—	—	16	(12,835)
Currency translation differences relating to cash and cash equivalents	91	—	—	—	—	—	—	—	—	—	—	91
(Decrease) increase in cash and cash equivalents	(648)	(49)	—	—	—	—	—	—	—	—	(49)	(697)
Cash and cash equivalents at beginning of year	2,132	(76)	—	—	—	—	—	—	—	—	(76)	2,056
Cash and cash equivalents at end of year	1,484	(125)	—	—	—	—	—	—	—	—	(125)	1,359

Group Cash Flow Reconciliation from UK GAAP to IFRS

For the year ended December 31, 2003

	UK GAAP in IFRS format	Joint arrangements	Net equity accounting	Goodwill amortization	Major maintenance expenditure	Share- based payments	Asset swaps	Recycling FX on disposal	Other	Total IFRS adjustments	IFRS
						($ million)
Operating activities
Profit before taxation	16,763	(4)	(224)	1,376	(201)	(95)	5	—	48	905	17,668
Adjustments to reconcile profits before tax to net cash provided by operating activities:
Exploration expenditure written off	297	—	—	—	—	—	—	—	—	—	297
Depreciation, depletion and amortization	10,202	(11)	—	(1,376)	(216)	—	(5)	—	11	(1,597)	8,605
Impairment and (gain) loss on sale of businesses and fixed assets	(93)	—	—	—	—	—	—	—	(1)	(1)	(94)
Earnings from jointly controlled entities and associates	(1,438)	(72)	358	—	—	—	—	—	(47)	239	(1,199)
Dividends received from jointly controlled entities and associates	548	—	—	—	—	—	—	—	—	—	548
Interest receivable	(201)	(11)	—	—	—	—	—	—	—	(11)	(212)
Interest received	175	11	—	—	—	—	—	—	—	11	186
Interest payable	644	2	(134)	—	—	—	—	—	1	(131)	513
Interest paid	(1,006)	(1)	—	—	—	—	—	—	—	(1)	(1,007)
Other finance expense	547	—	—	—	—	—	—	—	—	—	547
Share-based payments	113	—	—	—	—	95	—	—	—	95	208
Net operating charge for pensions and other post- retirement benefits, less contributions	(2,913)	—	—	—	—	—	—	—	—	—	(2,913)
Net charge for provisions, less payments	66	—	—	—	—	—	—	—	—	—	66
(Increase) decrease in inventories	(841)	2	—	—	—	—	—	—	(14)	(12)	(853)
(Increase) decrease in trade and other receivables	(3,042)	(33)	—	—	—	—	—	—	—	(33)	(3,075)
Increase (decrease) in trade and other payables	1,734	87	—	—	—	—	—	—	1	88	1,822
Income taxes paid	(4,804)	—	—	—	—	—	—	—	—	—	(4,804)
Net cash provided by operating activities	16,751	(30)	—	—	(417)	—	—	—	(1)	(448)	16,303
Investing activities
Capital expenditure	(12,377)	74	—	—	417	—	—	—	1	492	(11,885)
Acquisitions, net of cash acquired	(211)	—	—	—	—	—	—	—	—	—	(211)
Net investment in jointly controlled entities	(2,529)	(101)	—	—	—	—	—	—	—	(101)	(2,630)
Net investment in associates	(987)	—	—	—	—	—	—	—	—	—	(987)
Proceeds from disposal of assets	6,432	—	—	—	—	—	—	—	—	—	6,432
Net cash used in investing activities	(9,672)	(27)	—	—	417	—	—	—	1	391	(9,281)
Financing activities
Net proceeds from shares issued (repurchased)	(1,889)	—	—	—	—	—	—	—	—	—	(1,889)
Proceeds from long-term financing	4,322	—	—	—	—	—	—	—	—	—	4,322
Repayments of long-term financing	(3,560)	—	—	—	—	—	—	—	—	—	(3,560)
Net (decrease) increase in short-term debt	(2)	—	—	—	—	—	—	—	—	—	(2)
Dividends paid – BP shareholders	(5,654)	—	—	—	—	—	—	—	—	—	(5,654)
Dividends paid – Minority shareholders	(20)	—	—	—	—	—	—	—	—	—	(20)
Net cash used in financing activities	(6,803)	—	—	—	—	—	—	—	—	—	(6,803)
Currency translation differences relating to cash and cash equivalents	121	—	—	—	—	—	—	—	—	—	121
(Decrease) increase in cash and cash equivalents	397	(57)	—	—	—	—	—	—	—	(57)	340
Cash and cash equivalents at beginning of year	1,735	(19)	—	—	—	—	—	—	—	(19)	1,716
Cash and cash equivalents at end of year	2,132	(76)	—	—	—	—	—	—	—	(76)	2,056

AT

JANUARY 1, 2005

Group Balance Sheet

At January 1, 2005

($ million)
Noncurrent assets
Property, plant and equipment	93,092
Goodwill	10,857
Other intangible assets	4,205
Investments in jointly controlled entities	14,556
Investments in associates	5,486
Available-for-sale investments	811
Fixed assets	129,007
Loans and other receivables	3,146
Defined benefit pension plan surplus	2,105
134,258
Current assets
Inventories	15,645
Trade and other receivables	44,958
Current tax receivable	157
Cash and cash equivalents	1,359
62,119
Total assets	196,377

Current liabilities
Trade and other payables	48,738
Finance debt	10,184
Current tax payable	4,131
Provisions	715
63,768
Noncurrent liabilities
Other payables	5,751
Finance debt	13,054
Deferred tax liabilities	16,589
Provisions	8,884
Defined benefit pension plan and other postretirement benefit plan deficits	10,339
54,617
Total liabilities	118,385

Net assets	77,992

Equity
Share capital	5,403
Share premium account	5,636
Capital redemption reserve	730
Merger reserve	27,162
Other reserves	44
Shares held by ESOP trusts	(82)
Revaluation of available-for-sale investments	230
Cash flow hedges	(118)
Exchange differences on translation of foreign operations	5,616
Retained earnings	32,028
BP shareholders’ equity	76,649
Minority interest	1,343
Total equity	77,992

Adjustments required to the balance sheet as at January 1, 2005 for the adoption of IAS 32 and IAS 39

Under UK GAAP, all derivatives used for trading purposes are recognized on the balance sheet at fair value.  However, derivative financial instruments used for hedging purposes are recognized by applying either the accrual method or the deferral method.  Under the accrual method, amounts payable or receivable in respect of derivatives are recognized ratably in earnings over the period of the contracts.  Changes in the derivative’s fair value are not recognized.  On the deferral method, gains and losses from derivatives are deferred and recognized in earnings or as adjustments to carrying amounts as the underlying hedged transaction matures or occurs.

For IFRS, all financial assets and financial liabilities have to be recognized initially at fair value.  In subsequent periods the measurement of these financial instruments depends on their classification into one of the following measurement categories: i) financial assets or financial liabilities at-fair-value-through-profit-and-loss (such as those used for trading purposes, and all derivatives which do not qualify for hedge accounting); ii) loans and receivables; and iii) available-for-sale financial assets (including certain investments held for the long term).

a)                                      Fair value hedges

Where fair value hedge accounting is applied to transactions that hedge the Group’s exposure to the changes in the fair value of a firm commitment or a recognized asset or liability that are attributable to a specific risk.  Under IAS 39 the derivatives designated as hedging instruments are recorded at their fair value in the Group’s balance sheet and changes in their fair value are recognized in the income statement.  Any gain or loss on the hedged item attributable to the hedged risk is adjusted against the carrying amount of the hedged item and recognized in the income statement.

The existing ‘pay floating’ interest rate swaps and currency swaps hedging the debt book are highly effective and consequently qualify as fair value hedges for hedge accounting. The full fair value of the swaps has been recognized on the balance sheet and the carrying value of debt is adjusted.

Increase (decrease) in caption heading

At January 1,
2005
($ million)
Loans and other receivables	112
Other payables	129
Finance debt	(17)
Total equity	—

b)                                      Cash flow hedges

The Group uses currency derivatives to hedge its exposure to variability in cash flows arising either from a recognized asset or liability or a forecast transaction.   The hedged instrument is recognized at fair value on the balance sheet. At maturity of the hedged item, the element deferred in equity is treated in accordance with the nature of the hedged exposure, for example capitalized into the cost of an item of property, plant and equipment, or expensed in the case of a hedge of a tax payment.

Increase (decrease) in caption heading

At January 1,
2005
($ million)
Loans and other receivables	79
Trade and other receivables	139
Trade and other payables	16
Other payables	4
Deferred tax liabilities	60
Total equity	138

c)                                      Non-qualifying hedge derivatives

Under IAS 39, there are strict criteria that need to be met in order for hedge accounting to be applied.  This adjustment records the impact of those derivatives, or elements thereof, held by the Group that do not qualify for hedge accounting, or hedges for which hedge accounting has not been claimed under IAS 39.

From January 1, 2005 these positions will be fair valued (‘marked to market’) and the change in fair value taken to income.

Increase (decrease) in caption heading

At January 1,
2005
($ million)
Loans and other receivables	8
Trade and other receivables	178
Trade and other payables	210
Other payables	17
Deferred tax liabilities	(13)
Total equity	(28)

d)                                      Other non-financial contracts at fair value

Certain net-settled non-financial contracts are deemed to meet the definition of financial instruments under IAS 39 and as such need to be recorded on the balance sheet at fair value.

Increase (decrease) in caption heading

At January 1,
2005
($ million)
Loans and other receivables	110
Trade and other receivables	34
Trade and other payables	14
Other payables	12
Deferred tax liabilities	44
Total equity	74

e)                                      Other non-financial contracts no longer at fair value

Certain non-financial contracts held for trading purposes are marked to market under UK GAAP.  However, under IFRS they will no longer be able to be recorded at fair value as they do not meet the definition of financial assets or financial liabilities.  These contracts will be accounted for on an accruals basis.

Increase (decrease) in caption heading

At January 1,
2005
($ million)
Loans and other receivables	(34)
Trade and other receivables	47
Deferred tax liabilities	5
Total equity	8

f)                                        Available-for-sale financial assets

Under UK GAAP, the Group’s investments other than subsidiaries, associates and jointly controlled entities are stated at cost less accumulated impairment losses.

For IFRS, these investments are classified as available-for-sale financial assets, and as such need to be recorded at fair value with the gain or loss arising as a result of the change in fair value being recorded directly in equity.

The transition adjustment relates to the fair value of listed investments held by the Group.  In accordance with IAS 39 all future fair value adjustments will be booked directly in equity until disposal of the investment, when the cumulative associated gains/losses are re-cycled through the income statement.  At this point the gain or loss on disposal under IFRS will be identical to that which would result using historical cost accounting.

Increase (decrease) in caption heading

At January 1,
2005
($ million)
Available-for-sale investments	344
Deferred tax liabilities	114
Total equity	230

g)                                     Embedded derivatives

Embedded derivatives are required to be separated from their host contracts and separately recorded at fair value, with any resulting change in gain or loss in the period being recognized in the income statement.

Certain contracts have been determined to contain embedded derivatives.  These embedded derivatives will be fair valued at each period end with the resulting gains or losses taken to the income statement.

Increase (decrease) in caption heading

At January 1,
2005
($ million)
Loans and other receivables	599
Trade and other receivables	278
Trade and other payables	402
Other payables	1,151
Deferred tax liabilities	(267)
Total equity	(409)

h)                                     Elimination of currently deferred gains and losses from derivatives

Under UK GAAP, gains and losses from derivatives are deferred and recognized in earnings or as adjustments to carrying amounts, as appropriate, when the underlying debt matures or the hedged transaction occurs.  Where derivatives that are used to manage interest rate risk, to convert non-US dollar debt, or to hedge other anticipated cash flows are terminated before the underlying debt matures or the hedged transaction occurs, the resulting gain or loss is recognized on a basis that matches the timing and accounting treatment of the underlying debt or hedged transaction.

On transition to IFRS, only assets and liabilities that qualify as such can continue to be recognized.  Consequently, all gains and losses that were generated by derivatives used for hedging purposes and deferred in the balance sheet as if they were assets or liabilities, must be eliminated from the transitional balance sheet.  This is achieved by transferring gains and losses arising from cash flow hedges to equity pending recycling to income at a later date, and by transferring gains and losses arising from fair value hedges to adjust the carrying value of the hedged item, in this case, finance debt.

Increase (decrease) in caption heading

At January 1,
2005
($ million)
Loans and other receivables	(147)
Finance debt	164
Deferred tax liabilities	(55)
Total equity	(256)

Group Balance Sheet Reconciliation

At January 1, 2005

	IFRS at December 31, 2004	Fair value hedges	Cash flow hedges	Non- qualifying hedge derivatives	Other non- financial contracts at fair value	Other non- financial contracts no longer at fair value	Available- for-sale financial assets	Embedded derivatives	Elimination of deferred gains/ losses	Total IAS 39 adjustments	IFRS at January 1, 2005
	($ million)
Noncurrent assets
Property, plant and equipment	93,092	—	—	—	—	—	—	—	—	—	93,092
Goodwill	10,857	—	—	—	—	—	—	—	—	—	10,857
Other intangible assets	4,205	—	—	—	—	—	—	—	—	—	4,205
Investments in jointly controlled entities	14,556	—	—	—	—	—	—	—	—	—	14,556
Investments in associates	5,486	—	—	—	—	—	—	—	—	—	5,486
Other investments	467	—	—	—	—	—	344	—	—	344	811
Fixed assets	128,663	—	—	—	—	—	344	—	—	344	129,007
Loans and other receivables	2,419	112	79	8	110	(34)	—	599	(147)	727	3,146
Defined benefit pension plan surplus	2,105	—	—	—	—	—	—	—	—	—	2,105
	133,187	112	79	8	110	(34)	344	599	(147)	1,071	134,258
Current assets
Inventories	15,645	—	—	—	—	—	—	—	—	—	15,645
Trade and other receivables	44,282	—	139	178	34	47	—	278	—	676	44,958
Current tax receivable	157	—	—	—	—	—	—	—	—	—	157
Cash and cash equivalents	1,359	—	—	—	—	—	—	—	—	—	1,359
	61,443	—	139	178	34	47	—	278	—	676	62,119
Total assets	194,630	112	218	186	144	13	344	877	(147)	1,747	196,377

Current liabilities
Trade and other payables	48,096	—	16	210	14	—	—	402	—	642	48,738
Finance debt	10,184	—	—	—	—	—	—	—	—	—	10,184
Current tax payable	4,131	—	—	—	—	—	—	—	—	—	4,131
Provisions	715	—	—	—	—	—	—	—	—	—	715
	63,126	—	16	210	14	—	—	402	—	642	63,768
Noncurrent liabilities
Other payables	4,438	129	4	17	12	—	—	1,151	—	1,313	5,751
Finance debt	12,907	(17)	—	—	—	—	—	—	164	147	13,054
Deferred tax liabilities	16,701	—	60	(13)	44	5	114	(267)	(55)	(112)	16,589
Provisions	8,884	—	—	—	—	—	—	—	—	—	8,884
Defined benefit pension plan and other postretirement benefit plan deficits	10,339	—	—	—	—	—	—	—	—	—	10,339
	53,269	112	64	4	56	5	114	884	109	1,348	54,617
Total liabilities	116,395	112	80	214	70	5	114	1,286	109	1,990	118,385

Net assets	78,235	—	138	(28)	74	8	230	(409)	(256)	(243)	77,992

BP shareholders’ equity	76,892	—	138	(28)	74	8	230	(409)	(256)	(243)	76,649
Minority interest	1,343	—	—	—	—	—	—	—	—	—	1,343
Total equity	78,235	—	138	(28)	74	8	230	(409)	(256)	(243)	77,992

BP p.l.c. AND SUBSIDIARIES
ENVIRONMENTAL, OPERATING AND OTHER INFORMATION

ENVIRONMENTAL INDICATORS

	Three months ended March 31
	(Unaudited)
	2005	2004
Average crude oil realizations - $/bbl
UK	45.54	29.36
USA	43.20	32.69
Rest of World	41.49	30.80
BP average	43.37	31.30

Average natural gas liquids realizations - $/bbl
UK	29.82	25.70
USA	26.98	22.25
Rest of World	31.24	24.61
BP average	28.14	23.14

Average liquids realizations (a) - $/bbl
UK	44.68	29.16
USA	40.56	31.08
Rest of World	40.83	30.42
BP average	41.74	30.48

Average natural gas realizations - $/mcf
UK	5.58	4.70
USA	5.31	4.72
Rest of World	3.10	2.67
BP average	4.26	3.79

Total hydrocarbons - $/boe
UK	39.70	28.42
USA	36.71	29.48
Rest of World	26.82	21.58
BP average	33.60	26.48

Average oil marker prices - $/bbl
Brent	47.62	32.03
West Texas Intermediate	49.88	35.30
Alaska North Slope US West Coast	45.07	34.22

Henry Hub gas price (b) ($/mmbtu)	6.27	5.69
UK Gas – National Balancing point (p/therm)	37.96	24.59

Global Indicator Refining Margins (c) - $/bbl
Northwest Europe	2.84	2.73
US Gulf Coast	7.30	6.92
Midwest	3.84	4.67
US West Coast	12.88	8.06
Singapore	4.98	3.42
BP average	5.94	4.89

(a)          Crude oil and natural gas liquids.

(b)         Henry Hub First of Month Index.

(c)          The Global Indicator Refining Margin (GIM) is the average of six regional indicator margins weighted for BP’s crude refining capacity in each region. Each regional indicator margin is based on a single representative crude with product yields characteristic of the typical level of upgrading complexity. The regional indicator margins may not be representative of the margins achieved by BP in any period because of BP’s particular refinery configurations and crude and product slate.  The GIM data shown above excludes the Grangemouth and Lavéra refineries.

The table below shows the US dollar/sterling exchange rates used in the preparation of the financial statements. The period-end rate is the mid-point closing rate as published in the London edition of the Financial Times on the last day of the period.  The average rate for the period is the average of the daily mid-point closing rates for the period.

	Three months ended March 31
	(Unaudited)
US dollar/sterling exchange rates	2005	2004
Average rate for the period	1.89	1.84
Period-end rate	1.88	1.83

OPERATING INFORMATION

	Three months ended March 31
	(Unaudited)
	2005	2004
Crude oil production (thousand barrels per day) (net of royalties)
UK	288	344
Rest of Europe	76	73
USA	560	564
Rest of World	1,481	1,361
Total crude oil production	2,405	2,342

Natural gas liquids production (thousand barrels per day) (net of royalties)
UK	17	20
Rest of Europe	5	5
USA	135	137
Rest of World	31	29
Total natural gas liquids production	188	191

Liquids production (a) (thousand barrels per day) (net of royalties)
UK	305	364
Rest of Europe	81	78
USA	695	701
Rest of World	1,512	1,390
Total liquids production	2,593	2,533

Natural gas production (million cubic feet per day) (net of royalties)
UK	1,242	1,355
Rest of Europe	121	142
USA	2,648	2,869
Rest of World	4,734	4,234
Total natural gas production	8,745	8,600

Total production (b) (thousand barrels of oil equivalent per day) (net of royalties)
UK	519	597
Rest of Europe	101	102
USA	1,152	1,196
Rest of World	2,329	2,120
Total production	4,101	4,015

	Three months ended March 31
	(Unaudited)
	2005	2004
Natural gas sales volumes (million cubic feet per day)
UK	5,413	6,328
Rest of Europe	387	442
USA	14,188	13,618
Rest of World	15,628	13,902
Total natural gas sales volumes (c)	35,616	34,290

NGL sales volumes (thousand barrels per day)
UK	10	4
Rest of Europe	13	1
USA	371	462
Rest of World	254	244
Total NGL sales volumes	648	711

Oil sales volumes (thousand barrels per day)
Refined products
UK	338	297
Rest of Europe	1,323	1,352
USA	1,648	1,683
Rest of World	621	652
Total marketing sales	3,930	3,984
Trading/supply sales	2,196	2,502
Total refined product sales	6,126	6,486
Crude oil	3,635	4,058
Total oil sales	9,761	10,544

Refinery throughputs (thousand barrels per day) (d)
UK	164	198
Rest of Europe	647	710
USA	1,400	1,265
Rest of World	299	399
Total throughput	2,510	2,572

Chemicals production (thousand tonnes)
UK	317	303
Rest of Europe	806	797
USA	1,218	1,183
Rest of World	1,009	1,040
Total production	3,350	3,323

(a)          Crude oil and natural gas liquids.

(b)         Expressed in thousand barrels of oil equivalent per day (mboe/d).  Natural gas is converted to oil equivalent at 5.8 billion cubic feet: 1 million barrels.

(c)          Encompasses sales by Exploration and Production and Gas, Power and Renewables, including marketing, trading and supply sales.

(d)         Refinery throughputs exclude the Grangemouth and Lavéra refineries which were transferred to Other businesses and corporate effective January 1, 2005.

CAPITAL EXPENDITURE AND ACQUISITIONS

	Three months ended March 31
	(Unaudited)
	2005	2004
	($ million)
By business

Exploration and Production
UK	176	153
Rest of Europe	31	48
USA	997	889
Rest of World (a)	1,097	2,674
	2,301	3,764
Refining and Marketing
UK	43	62
Rest of Europe	67	70
USA	190	218
Rest of World	31	31
	331	381
Gas, Power and Renewables
UK	1	1
Rest of Europe	1	2
USA	13	11
Rest of World	6	46
	21	60

Other businesses and corporate
UK	75	31
Rest of Europe	20	34
USA	64	47
Rest of World	16	54
	175	166
	2,828	4,371
By geographical area
UK	295	247
Rest of Europe	119	154
USA	1,264	1,165
Rest of World (a)	1,150	2,805
	2,828	4,371
Included above:
Acquisitions and asset exchanges	85	1,359

(a)               Three months ended March 31, 2004 included $1,354 million investment in TNK’s interest in Slavneft within TNK-BP.

NET DEBT RATIO

	At March 31
	(Unaudited)
	2005	2004
	($ million)
Net debt ratio – net debt: net debt + equity
Gross debt	19,564	19,937
Cash and cash equivalents	1,521	2,231
Net debt	18,043	17,706
Equity	79,911	72,493
Net debt ratio	18%	20%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: September 7, 2005	/s/ D J Pearl
D J PEARL
Deputy Company Secretary